As filed with the Securities and Exchange Commission on April 4, 2014

Registration No. 333-191004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Citizens Independent Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Ohio	6022	31-1441050
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

188 West Main Street
Logan, Ohio 43138
(740) 385-8561

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Donald P. Wood, Chairman of Board
188 West Main Street
Logan, Ohio 43138
(740) 385-8561

(Name, address, including zip code, and
telephone number, including area code, of agent for service)

Copies to:

Michael D. Martz
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Columbus, OH 43215
Telephone: (614) 464-6400
Facsimile: (614) 464-6350

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Subscription Rights, each to purchase one common share, no par value per share	—	—	—	—	(2)
Common Shares, no par value per share, underlying the Subscription Rights(1)			$6,000,000	$818.40	(3)
Warrants		—	—	—	(4)
Common Shares underlying the Warrants	—	—	$3,000,000	$409.20	(3)
Total	—	—	$9,000,000	$1,227.60	(5)

(1)	This Registration Statement relates to (a) subscription rights to purchase common shares, (b) common shares deliverable upon the exercise of the subscription rights, (c) warrants deliverable upon the purchase of every two common shares and (d) the common shares deliverable upon exercise of the warrants.

(2)	The subscription rights are being issued without consideration. Pursuant to Rule 457(g), no separate registration fee is payable with respect to the subscription rights being offered hereby since the subscription rights are being registered in the same registration statement as the securities to be offered pursuant thereto.

(3)	Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum offering price.

(4)	Pursuant to Rule 457(g), no separate registration fee is payable with respect to the warrants being offered hereby since the warrants are being registered in the same registration statement as the securities to be offered pursuant thereto.
(5)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 4, 2014

PROSPECTUS

CITIZENS INDEPENDENT BANCORP, INC.

554,631 Common Shares, including up to 369,754 Common Shares, issuable upon the exercise of Subscription Rights and Warrants to purchase up to 184,877 Common Shares

On October 25, 2013, we commenced an offering for the sale of up to 369,754 of our common shares, without par value, at a subscription price of $15.39 per share (up to $5,690,514), which subscription price was intended to be equal to 90% of the book value per share of the Company on September 30, 2013. The offering has two components, a rights offering, which expired on January 31, 2014, followed by a public offering, which was originally scheduled to expire on March 31, 2014 but which the Board of Directors has decided to extend until May 31, 2014. Pursuant to the terms of the offering, if the Company does not receive aggregate subscriptions for at least $2,500,000 in the rights offering and the public offering before the expiration of the public offering (the “Minimum Subscription Condition”), the offering would be terminated, all subscriptions would be rejected and all subscription amounts received in the rights offering and the public offering would be returned to the subscribers.

Rights Offering

In the rights offering, for each of our common shares held by a shareholder on October 21, 2013, the record date of the rights offering, the shareholder received a subscription right to purchase one of our common shares at the $15.39 per share subscription price. In addition, for each two shares purchased by a shareholder in the rights offering, the Company will issue to the shareholder, for no additional consideration, a warrant entitling the shareholder to purchase, upon exercise of the warrant, one additional common share. The exercise price of each warrant share will be equal to 90% of the book value of a common share as reflected on the books of the Company on the last day of the month prior to the warrant exercise date. The warrant is exercisable until two years after the expiration date of the public offering, may be exercised only by payment of the warrant exercise price in cash and is non-transferable.

Public Offering

On February 1, 2014, following the expiration of the rights offering, the Company commenced the public offering of the common shares (and warrants) that were not subscribed for in the rights offering. The subscription price of the common shares, and the warrant terms, offered in the public offering are the same as those offered to the Company’s shareholders in the rights offering.

As of March 25, 2014, the Company had received subscriptions for the purchase of 211,365 common shares for an aggregate subscription price of $3,252,907 (inclusive of common shares sold in the rights offering and the public offering). The purchase of such common shares entitled the subscribers to acquire warrants to purchase an additional 105,682 common shares. As a result, the Minimum Subscription Condition was satisfied at that time, and the Company accepted such subscriptions and issued the common shares to the subscribers.

During the 2013 year-end accounting process, we discovered an accounting error in the reconciliation of the ATM settlement account that relates to 2012. Essentially a programming error resulted in undercollection of ATM fees due to the Bank. As a result of this program error, net income for 2012 was overstated by $344,000. To correct the error and as reported by the Company in a Form 8-K filed with the Securities and Exchange Commission on March 11, 2014, the Company has restated its books for 2012, increasing the net loss previously reported by $344,000. This increased net loss for 2012 causes a reduction in the per share book value of the Company as of September 30, 2013 from $17.10 to $16.10.

Because the subscription price of the common shares in the offering was based upon an incorrect per share book value as of September 30, 2013, the Board of Directors has amended the offering terms to provide each subscriber in the offering with the following two options:

Option 1 — Rescission Right

Any subscriber in the rights offering or the public offering who wishes to rescind his or her subscription may do so by sending, prior to April 30, 2014, a written letter by certified mail or reputable overnight courier, addressed to the attention of:

Ron Reed
President
Citizens Independent Bancorp, Inc.
188 West Main Street
Logan, Ohio 43138

requesting such rescission and enclosing the stock certificate(s) that were issued to the subscriber in the offering. Upon receipt of such materials, the Company will promptly refund to such rescinding subscriber the full subscription amount paid by him or her.

Option 2 — Adjustment of Offering Price and Issuance of Additional Shares in Return for Original Investment

Any subscriber who does not wish to rescind his or her subscription will receive additional common shares of the Company in return for his or her original subscription amount. The number of additional common shares to be received will be calculated as follows:

Formula to determine Number of Additional Shares to be Received:

Original subscription amount

divided by

$14.49 (90% of the adjusted per share book value of the Company on September 30, 2013)

=

Total number of shares to be received by the subscriber

minus

Shares already received by the subscriber

=

Additional Shares to be received by the subscriber

Because those subscribers who previously subscribed for common shares in the offering have already received their stock certificates, the Company will issue an additional stock certificate to each such subscriber with respect to the appropriate number of additional shares. Any fractional common share that otherwise would be created by this adjustment will not be issued and, instead, the subscriber will be refunded the appropriate amount for the fractional share (based on the new $14.49 per share subscription price).

For purposes of providing clarity to subscribers who are considering Option 2, we have provided an example below:

EXAMPLE

Assume that subscriber originally purchased 100 shares at the original $15.39 per share price at a total subscription amount of $1,539.00. However, now that the per share price has been reduced from $15.39 to $14.49, this same subscriber would now be entitled to receive 106 shares for the same $1,539 investment. The Company would issue a new certificate to the subscriber for the 6 additional shares and the 0.21 fractional share that would otherwise be created by this adjustment would, instead, be refunded through a cash payment to the subscriber in the amount of $3.04 ($14.49 X 0.21).

The Company originally intended to continue the public offering at the new $14.49 per share subscription price until March 31, 2014; however, because of the of the events described herein, the Board of Directors of the Company believes that it is appropriate to extend the public offering period until May 31, 2014. The Board of Directors also believes that it is unlikely that subscribers in the offering will exercise rescission rights in sufficient volume to cause the total amount raised by the Company in the offering (including the amount raised during the remaining period of the public offering) to be less than the $2,500,000 Minimum Subscription Condition. However, in the event that higher than expected rescissions cause the Minimum Subscription Condition not to be satisfied at the time of the expiration of the public offering, the Company will return to each subscriber his or her subscription amount promptly following such expiration (upon presentment of the stock certificate(s) that were issued to such subscriber in the offering). In such event, the Company will need to examine other alternatives to raising capital.

This is not an underwritten offering. Management is selling the shares on a best efforts basis.

Our common shares are not traded on a national securities exchange and are not quoted on any over-the-counter market, so there will be no active trading market for your shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These common shares are not savings accounts, deposits, or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

STOCK OFFERING SUMMARY
PRICE: $14.49 PER SHARE

	Minimum	Maximum
Number of shares	172,533	369,754
Gross stock offering proceeds	$2,500,000	$5,357,735
Estimated offering expenses	$151,000	$151,000
Net proceeds	$2,349,000	$5,206,735
Net proceeds per share	$13.61	$14.08

The date of this prospectus is          , 2014.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional or different information from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or any exercise of the rights.

The distribution of this prospectus and the rights and warrants offering and sale of common shares in certain jurisdictions may be restricted by law. This prospectus does not constitute an offer of, or a solicitation of an offer to buy, any common shares in Arizona, California, Minnesota, New York or Wisconsin or in any other jurisdiction in which such offer or solicitation is not permitted. No action is being taken in Arizona, California, Minnesota, New York or Wisconsin or in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in such jurisdictions are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

In this prospectus, all references to the “Company,” “Corporation,” “Bancorp,” “we,” “us” and “our” refer to Citizens Independent Bancorp, Inc. and its subsidiaries, unless the context otherwise requires or where otherwise indicated. References to “Citizens Bank” or the “Bank” mean our wholly-owned banking subsidiary. In this prospectus, we will refer to the rights offering and the public offering collectively as the “stock offering.”

i

SUMMARY

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before deciding whether to exercise your subscription rights. You should carefully read this entire prospectus, including the information contained in the sections entitled “Risk Factors,” “Unaudited Pro Forma Financial Information,” and “The Rights Offering,” and our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2013 and 2012, which are incorporated herein by reference, in their entirety before you decide to exercise your subscription rights.

Overview

Bancorp was organized under the laws of the State of Ohio in 1994 as the bank holding company for The Citizens Bank of Logan, Ohio under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). The Company is headquartered in Logan, Ohio, and offers a broad range of financial services through Citizens Bank, an Ohio chartered commercial bank. The Bank is currently regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the Ohio Division of Financial Institutions (“DFI”). The Company is regulated by the Federal Reserve Bank of Cleveland (“FRB”).

Citizens Bank is engaged in the business of commercial and retail banking. The Bank’s primary market area is Hocking, Fairfield and Athens Counties, Ohio. The Bank serves this market through four full service locations, which include the Bank’s main office located at 188 West Main Street, Logan, Hocking County, Ohio, and four limited service locations. The Bank maintains drive-up facilities as well as ATM equipment at all branches. The principal economic activities in the Bank’s market area include manufacturing, the service sector for local universities, tourism, construction, healthcare, retailing, and food services.

The Bank grants residential real estate, commercial real estate, commercial and industrial and consumer loans to customers primarily located in the Bank’s footprint of Hocking, Athens and Fairfield counties.

The Bank has two subsidiaries with assets. Citizens Independent Mortgage Company is an Ohio corporation that owns two parcels of real estate, neither of which generates income. Citizens Travel Center LLC is a travel agency that was organized as an Ohio limited liability company. It was closed in August 2013.

Regulatory Agreements

The Bank entered into a Consent Order with the FDIC on July 6, 2011, which was replaced with a new Consent Order on October 23, 2012. The Bank also entered into a written agreement with the DFI on July 11, 2011, which was revised on October 31, 2012 (the “DFI 2012 Agreement”). The purpose of the DFI 2012 Agreement and Consent Order are to address certain regulatory matters identified in regular examinations conducted by the FDIC and DFI. These documents are substantially similar and require the Bank to do several things, including to: (i) achieve a Tier I Leverage Capital ratio of 8.5% and Total Risk Based Capital ratio of 11.5% by February 20, 2013, (ii) seek approval from the FDIC prior to paying a dividend, (iii) retain qualified management, including a new chief financial officer, (iv) increase Board participation and add two, new, independent members to the Board, (v) create and submit to the FDIC an expense reimbursement policy, affiliate transactions policy, liquidity plan, interest rate risk plan, plan to reduce loan concentrations, and profit plan, (vi) not extend additional credit to any classified borrowers, (vii) reduce delinquencies and classified assets, (vii) review the adequacy of the Bank’s allowance for loan and lease losses, and (viii) correct deficiencies identified by the FDIC in its examination of the Bank. As of June 30, 2013, the Bank’s Tier I Leverage Capital ratio was 5.52% and its Total Risk Based Capital ratio was 9.47%.

On April 5, 2013, the Bank entered into a memorandum of understanding with the FDIC (the “FDIC 2013 MOU”). The FDIC 2013 MOU focuses on deficiencies in the Bank’s compliance function that were identified by the FDIC in an October 2012 examination report, and requires the Bank to, among other things, (i) train and ensure accountability of its compliance officer, (ii) require the compliance officer to report directly to the Board of Directors each month, (iii) implement a written compliance policy, (iv) revise and implement written compliance-related policies and procedures, (v) implement a training program for all Bank employees and directors, and (vi) establish an audit program.

On July 5, 2011, Bancorp entered into a memorandum of understanding with the FRB (the “FRB 2011 MOU,” and together with the DFI 2012 Agreement and FDIC 2013 MOU, the “Informal Agreements”).

The FRB 2011 MOU restricts Bancorp from (i) paying dividends to its shareholders, (ii) receiving dividends or any other forms of payment from the Bank, (iii) incurring, increasing or guaranteeing any debt, (iv) purchasing or redeeming any of Bancorp’s shares that would serve to reduce capital at the Bank, (v) appointing any new director or senior executive officer, or changing the responsibilities of any senior executive officer without the FRB’s prior approval, or (vi) taking any action that would not comply with the restrictions on indemnification and severance payment provisions of the Federal Deposit Insurance Act.

The Informal Agreements are informal administrative actions that are not publically available. The Consent Order is a public document, and a copy is available from the FDIC’s website at www.fdic.gov.

Capital Requirements

Like many financial institutions across the United States, the Bank has been adversely affected by the recent economic crisis, resulting in increased loan loss experience and limited opportunities to originate new loan relationships. The impact of the financial crisis has emphasized the need for maintaining an adequate capital position to protect against potential loss and to assist in mitigating liquidity risk. In addition, Company is subject to various regulatory capital requirements established by federal banking agencies. Under these capital adequacy guidelines, the Company is expected to act as a source of financial strength for the Bank. The Bank is also subject to capital adequacy guidelines and must meet all regulatory capital requirements, including as imposed under the Consent Order and DFI 2012 Agreement. Failure to meet the requirements of these regulatory actions could result in additional enforcement actions by our banking regulators.

We are engaging in the stock offering, in part, in order to raise capital to move the Bank closer to meeting its capital requirements. Assuming that 369,754 common shares are sold in the stock offering, we estimate that net proceeds after estimated expenses will be $5,206,735 million. We intend to contribute the majority of the proceeds to the Bank for general operating purposes and to move the Bank closer to meeting the required minimum capital ratios stated within the Consent Order and DFI 2012 Agreement. The remainder of the proceeds not invested in the Bank will be retained by the Company to service holding company debt and for general operating purposes. Based upon our results of operation through December 31, 2013, it is unlikely that the Bank will be able to meet the required regulatory capital ratios even if the stock offering is fully subscribed. As of December 31, 2013, the Company would be required to invest approximately $5.9 million in the Bank to achieve the required capital levels as of that date.

Initiative to Return Bancorp to Profitability

Bancorp initiated a project in January 2013 to return to profitability after experiencing three consecutive years of net losses. The initiative was comprised of three separate phases (1) stabilization of the Board and senior management, (2) expense management and (3) a formal capital campaign. First, the Board of Directors and senior management has been focused on building a qualified, competent team of directors and senior managers. Since October 2012, six directors and four executive officers have left the Company and the incumbent directors and senior managers have built a quality team to replace them. Second, the management team developed a profitability plan to return to profitability in 2013 through a $1.4 million expense reduction initiative that included both interest and non-interest expense. Partly as a result of these initiatives, the fiscal year 2013 was profitable.

Finally, the Board of Directors and management developed a capital enhancement strategy, the result of which is this stock offering. The plan is to use the proceeds of this stock offering to enhance the capital ratios of the Bank and the liquidity position of the Company.

Stock Offering Summary

The following summary describes the principal terms of the stock offering, but is not intended to be complete. See the information under the heading “The Stock Offering” in this prospectus for a more detailed description of the terms and conditions of the stock offering.

Background:  On October 25, 2013, we commenced an offering for the sale of up to 369,754 of our common shares, without par value, at a subscription price of $15.39 per share (up to $5,690,514), which subscription price was intended to be equal to 90% of the book value per share of the Company on September 30, 2013. The offering has two components, a rights offering, which expired on January 31, 2014, followed by a public offering, which was originally scheduled to expire on March 31, 2014 but which the Board of Directors has decided to extend until May 31, 2014. Pursuant to the terms of the offering, if the Company does not receive aggregate subscriptions for at least $2,500,000 in the rights offering and the public offering before the expiration of the public offering (the “Minimum Subscription Condition”), the offering would be terminated, all subscriptions would be rejected and all subscription amounts received in the rights offering and the public offering would be returned to the subscribers.

Rights Offering:  In the rights offering, for each of our common shares held by a shareholder on October 21, 2013, the record date of the rights offering, the shareholder received a subscription right to purchase one of our common shares at the $15.39 per share subscription price. In addition, for each two shares purchased by a shareholder in the rights offering, the Company will issue to the shareholder, for no additional consideration, a warrant entitling the shareholder to purchase, upon exercise of the warrant, one additional common share. The exercise price of each warrant share will be equal to 90% of the book value of a common share as reflected on the books of the Company on the last day of the month prior to the warrant exercise date. The warrant is exercisable until [two years after the expiration date of the public offering], may be exercised only by payment of the warrant exercise price in cash and is non-transferable.

Public Offering:  On February 1, 2014, following the expiration of the rights offering, the Company commenced the public offering of the common shares (and warrants) that were not subscribed for in the rights offering. The subscription price of the common shares, and the warrant terms, offered in the public offering are the same as those offered to the Company’s shareholders in the rights offering.

As of March 25, 2014, the Company had received subscriptions for the purchase of 211,365 common shares for an aggregate subscription price of $3,252,907 (inclusive of common shares sold in the rights offering and the public offering). The purchase of such common shares entitled the subscribers to acquire warrants to purchase an additional 105,682 common shares. As a result, the Minimum Subscription Condition was satisfied at that time, and the Company accepted such subscriptions and issued the common shares to the subscribers.

During the 2013 year-end accounting process, we discovered an accounting error in the reconciliation of the ATM settlement account that relates to 2012. Essentially a programming error resulted in undercollection of ATM fees due to the Bank. As a result of this program error, net income for 2012 was overstated by $344,000. To correct the error and as reported by the Company in a Form 8-K filed with the Securities and Exchange Commission on March 11, 2014, the Company has restated its books for 2012, increasing the net loss previously reported by $344,000. This increased net loss for 2012 causes a reduction in the per share book value of the Company as of September 30, 2013 from $17.10 to $16.10.

Because the subscription price of the common shares in the offering was based upon an incorrect per share book value as of September 30, 2013, the Board of Directors has amended the offering terms to provide each subscriber in the offering with the following two options:

Option 1 — Rescission Right:  Any subscriber in the rights offering or the public offering who wishes to rescind his or her subscription may do so by sending, prior to April 30, 2014, a written letter by certified mail or reputable overnight courier, addressed to the attention of:

Ron Reed
President
Citizens Independent Bancorp, Inc.
188 West Main Street
Logan, Ohio 43138

requesting such rescission and enclosing the stock certificate(s) that were issued to the subscriber in the offering. Upon receipt of such materials, Citizens will promptly refund to such rescinding subscriber the full subscription amount paid by him or her.

Option 2 — Adjustment of Offering Price and Issuance of Additional Shares in Return for Original Investment:  Any subscriber who does not wish to rescind his or her subscription will receive additional common shares of the Company in return for his or her original subscription amount. The number of additional common shares to be received will be calculated as follows:

Formula to determine Number of Additional Shares to be Received:

Original subscription amount

divided by

$14.49 (90% of the adjusted per share book value of the Company on September 30, 2013)

=

Total number of shares to be received by the subscriber

minus

Shares already received by the subscriber

=

Additional Shares to be received by the subscriber

Because those subscribers who previously subscribed for common shares in the offering have already received their stock certificates, the Company will issue an additional stock certificate to each such subscriber with respect to the appropriate number of additional shares. Any fractional common share that otherwise would be created by this adjustment will not be issued and, instead, the subscriber will be refunded the appropriate amount for the fractional share (based on the new $14.49 per share subscription price).

For purposes of providing clarity to subscribers who are considering Option 2, we have provided an example below:

EXAMPLE

Assume that subscriber originally purchased 100 shares at the original $15.39 per share price at a total subscription amount of $1,539.00. However, now that the per share price has been reduced from $15.39 to $14.49, this same subscriber would now be entitled to receive 106 shares for the same $1,539 investment. The Company would issue a new certificate to the subscriber for the 6 additional shares and the 0.21 fractional share that would otherwise be created by this adjustment would, instead, be refunded through a cash payment to the subscriber in the amount of $3.04 ($14.49 X 0.21).

The Company originally intended to continue the public offering at the new $14.49 per share subscription price until March 31, 2014; however, because of the events described herein, the Board of Directors of the Company believes that it is appropriate to extend the public offering period until May 31, 2014. The Board of Directors also believes that it is unlikely that subscribers in the offering will exercise rescission rights in sufficient volume to cause the total amount raised by the Company in the offering (including the amount raised during the remaining period of the public offering) to be less than the $2,500,000 Minimum Subscription Condition. However, in the event that higher than expected rescissions cause the Minimum Subscription Condition not to be satisfied at the time of the expiration of the public offering, the Company will return to each subscriber his or her subscription amount promptly following such expiration (upon presentment of the stock certificate(s) that were issued to such subscriber in the offering). In such event, the Company will need to examine other alternatives to raising capital.

Limitations on the purchase of Shares	Each participant in this stock offering is subject to an overall beneficial ownership limit of 9.9%, calculated based on the approximately 715,122 common shares potentially outstanding at the consummation of this rights offering, if all rights are exercised and before the exercise of any warrants. Any rights exercised for common shares that would cause the holder to exceed the 9.9% ownership limit will not be considered exercised or subscribed for by that holder. The portion of the subscription price paid by a holder for common shares not considered subscribed for will be returned to that holder, without interest or penalty, as soon as practicable after completion of this offering.
We will not issue common shares pursuant to the exercise of basic subscription or over-subscription privileges to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of May 30, 2014, such clearance or approval has not been obtained and/or any applicable waiting period has not expired.
In addition, we may not issue common shares pursuant to the exercise of warrants that may be acquired in the rights offering to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares.
No Board Recommendation	Our Board of Directors is making no recommendation regarding the exercise of your subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering.
Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common shares.

Maximum and Minimum	The maximum aggregate gross proceeds to be raised in the stock offering is approximately $5.36 million and the minimum is $2.5 million. If we raise the maximum, we will have issued virtually all of our available common shares. We intend to seek an increase in our authorized common shares at our annual shareholders meeting expected to be in April 2014. If we do not raise the minimum of $2.5 million in the stock offering, the rights offering will be terminated.
Public Offering	We are currently offering the remaining shares to the public on a best efforts basis at the same $14.49 per share subscription price.
Warrants	All purchasers of common shares in the rights offering and the public offering will receive, without additional charge, one warrant to purchase one additional common share for each two common shares purchased in the rights offering. The warrants will be exercisable for two years from the completion of the rights offering at an exercise price equal to 90% of the book value of a common share as reflected on the books of Bancorp on the last day of the month prior to the warrant exercise date. The exercise price will be payable only by cash or check. The warrants will not be transferrable, no fractional shares will be issued pursuant to warrants, and the number of shares subject to warrants will be rounded down to the nearest whole share. By way of example, a purchaser purchasing two common shares in the stock offering will receive a warrant to purchase one share and a purchaser purchasing three common shares also will receive a warrant to purchase one share, while a purchaser purchasing four common shares will receive a warrant to purchase two shares.
Common Shares Outstanding Before the Stock Offering	345,368 common shares were outstanding as of December 31, 2013.
Common Shares Outstanding After Completion of the Stock Offering	Assuming 369,754 shares are sold in the offering, we expect approximately 715,122 common shares will be outstanding immediately after completion of the offering and before the exercise of any warrants. If we raise the maximum of approximately $5.36 million in the stock offering, once all warrants are exercised, we will have issued virtually all of our available common shares. We intend to seek an increase in our authorized common shares at our annual shareholders’ meeting expected to be in April 2014.
No Market	Our common shares are not traded on a national securities exchange and are not quoted on any over-the-counter market, so there will be no active trading market for your shares. Accordingly, you should be prepared to hold your shares indefinitely.

Risk Factors	You should be aware that there are risks associated with your investment, including the risks described in the section entitled “Risk Factors” of this prospectus, and the risks that we have highlighted in other sections of this prospectus. You should carefully read and consider these risk factors together with all of the other information included in this prospectus.
Shareholders Residing in Certain States	The rights offering was not made available to shareholders who are residents of Arizona, California, Minnesota, New York or Wisconsin, nor was this prospectus or any rights certificates mailed to any residents of those states. We have been advised that such states would require us to register the rights offering in those states at considerable expense to the Company. Therefore, our Board of Directors determined that it was in the best interest of the Company to not conduct the rights offering in those states.
Questions	You should direct any questions or requests for assistance concerning the method of subscribing for common shares or for additional copies of this prospectus to Pam Myers at The Citizens Bank of Logan, by calling, (740) 385-1450.

 RISK FACTORS

An investment in our common shares involves certain risks. You should carefully consider the risks described below, together with the other information contained in this prospectus. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that case, the trading price of our common shares could decline, and you may lose all or part of your investment.

Risks Related to the Stock Offering

The rescission right granted in the stock offering could result in the stock offering failing to meet the $2,500,000 Minimum Subscription Condition that must be met in order for the Company to use the funds.

The Company will continue the public offering at the new $14.49 per share subscription price until May 31, 2014. The Board of Directors of the Company believes that it is unlikely that subscribers in the offering will exercise rescission rights in sufficient volume to cause the total amount raised by the Company in the offering (including the amount raised during the remaining period of the public offering) to be less than the $2,500,000 Minimum Subscription Condition. However, in the event that higher than expected rescissions cause the Minimum Subscription Condition not to be satisfied at the time of the expiration of the public offering, the Company will return to each subscriber his or her subscription amount promptly following such expiration (upon presentment of the stock certificate(s) and warrant(s) that were issued to such subscriber in the offering). In such event, the Company will need to examine other alternatives to raising capital.

The future price of our common shares may be less than the $14.49 purchase price per share in the stock offering.

You may not be able to sell the Company’s shares at or above the $14.49 purchase price in the stock offering. The actual market price of our common shares could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as downturns in our economy and recessions.

Our common shares are not traded on any national securities exchange and are not quoted on any over-the-counter market. We do not intend to apply for listing on any national securities exchange or stock market of any common shares sold in this stock offering. In the absence of a trading market, you may be unable to liquidate your investment or make any profit from the investment. We cannot assure you that the market price of our common shares will not decline. Moreover, we cannot assure you that you will be able to sell your common shares at any price.

The subscription price of the shares in this offering has been determined by our Board of Directors and does not necessarily represent the price at which a buyer can be found for the shares now or in the future.

Our Board of Directors has not elected to receive a fairness opinion with respect to the consideration to be paid to Bancorp prior to the closing of the stock offering. In determining the subscription price, our Board of Directors considered a number of factors, including:

•	the earnings per share and the per share book value of our common shares;
•	the trading history of our common shares;
•	our operating history and prospects for future earnings;
•	our current performance;
•	the prospects of the banking industry in which we compete;

•	the general condition of the securities markets at the time of the offering; and
•	the prices of equity securities and equity equivalent securities of comparable companies.

The stock offering may reduce your percentage ownership in Bancorp.

If you do not exercise your subscription rights or you exercise less than all of your rights, and other shareholders fully exercise their rights or exercise a greater proportion of their rights than you exercise, you will suffer dilution of your percentage ownership of our equity securities relative to such other shareholders. As of December 31, 2013, there were 345,368 common shares outstanding. If the maximum of $5.36 million in common shares is sold in this stock offering, we will issue 369,754 common shares, which represents approximately 51.7% of the 715,122 common shares potentially outstanding upon the completion of the stock offering.

We have broad discretion in the use of proceeds of the stock offering.

Other than an investment in Citizens Bank and servicing Bancorp’s debt, we have not designated the anticipated net proceeds of the stock offering for specific uses. Accordingly, our management will have considerable discretion in the application of the net proceeds of the stock offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. See “Use of Proceeds.”

Risks Related to Our Business

We expect to continue to be subject to restrictions and conditions of the Consent Order and Informal Agreements. As a result, we have incurred and expect to continue to incur significant additional regulatory compliance expenses that will negatively affect our results of operations.

Bancorp and the Bank continue to be under the conditions of the Consent Order and Informal Agreements as a result of various regulatory concerns. Bancorp has incurred and expects to continue to incur significant additional regulatory compliance expense in connection with these directives and will incur ongoing expenses attributable to compliance with their terms. Although Bancorp does not expect it, it is possible regulatory compliance expenses related to the directives could have a materially adverse impact on us in the future.

Failure to comply with the Consent Order could result in additional regulatory enforcement action, including the imposition of additional restrictions. Regulators could also instruct us to seek a merger partner.

Generally, these requirements are lifted only after subsequent examinations demonstrate compliance with the regulatory action. As a result of any additional administrative action, we may be required to alter certain aspects of our operations, in some cases in a manner that management and the Board of Directors might otherwise deem to be opposed to the best interests of our shareholders. The foregoing descriptions of the Consent Order and Informal Agreements are summaries and do not purport to be complete descriptions of all of the terms of such documents, and are qualified in their entirety by reference to such documents, respectively.

Our capital levels currently do not comply with the higher capital requirements required by the Consent Order or DFI 2012 Agreement, and this stock offering will not result in us meeting those requirements.

Under the Consent Order and DFI 2012 Agreement, the FDIC and DFI required the Bank to raise its Tier 1 Leverage Capital ratio to 8.5% and its Total Risk Based Capital ratio to 11.5% by February 20, 2013. As of December 31, 2013, the Bank needed approximately $5.9 million in additional capital based on assets at such date to meet these requirements. We currently do not have any capital available to invest in the Bank. This rights offering is designed to raise additional capital, but even if we raise the maximum of approximately $5.36 million, we will not meet the capital requirements set forth in the Consent Order and DFI 2012 Agreement unless all the proceeds are invested in the Bank. Moreover, any further increases to our allowance for loan losses, additional deterioration of our real estate owned portfolio and operating losses would negatively impact our capital levels and make it more difficult to achieve the capital level directed by the FDIC and DFI. As a result, there is no assurance that we will not need to raise additional capital in the near future to provide the capital required to meet the regulators’ requirements and provide liquidity for Bancorp.

If we raise additional capital by issuing equity securities, the percentage ownership of our existing shareholders may be reduced, and accordingly these shareholders may experience substantial dilution. We may also issue equity securities that provide for rights, preferences and privileges senior to those of our common shares. If we raise the maximum in this stock offering, though, we will have issued virtually all of our available common shares. In order to sell additional common shares, we would first be required to seek an increase in our authorized common shares at a shareholders’ meeting.

Debt financing, if obtained, may involve agreements that include liens on our assets, covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, could increase our expenses and require that our assets be provided as a security for such debt. Debt financing would also be required to be repaid regardless of our operating results.

There can be no assurance that we will be able to raise sufficient additional capital on acceptable terms, or at all. If such financing is not available on satisfactory terms, or is not available at all, we may be required to seek a merger partner. Based on our failure to meet the required capital levels, the FDIC or DFI could take additional enforcement action against us.

In addition to the Consent Order and Informal Agreements, governmental regulation and regulatory actions against us may further impair our operations or restrict our growth.

In addition to the requirements of the Consent Order and Informal Agreements, Bancorp is subject to significant governmental supervision and regulation. These regulations are intended primarily for the protection of depositors’ funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Statutes and regulations affecting our business may be changed at any time and the interpretation of these statutes and regulations by examining authorities may also change.

There can be no assurance that such changes to the statutes and regulations or to their interpretation will not adversely affect our business. Such changes could subject us to additional costs, limit the types of financial services and products Bancorp may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things.

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States. There are a number of reform provisions that are likely to significantly impact the ways in which banks and bank holding companies, including Bancorp and Citizens Bank, do business. For example, the Dodd-Frank Act changes the assessment base for federal deposit insurance premiums by modifying the deposit insurance assessment base calculation to equal a depository institution’s consolidated assets less tangible capital and permanently increases the standard maximum amount of deposit insurance per customer to $250,000. The Dodd-Frank Act creates the Consumer Financial Protection Bureau as a new agency empowered to promulgate new and revise existing consumer protection regulations which may limit certain consumer fees or otherwise significantly change fee practices. The Dodd-Frank Act also imposes more stringent capital requirements on bank holding companies by, among other things, imposing leverage ratios on bank holding companies and prohibiting new trust preferred issuances from counting as Tier I capital. The Dodd-Frank Act also repeals the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts. Other significant changes from provisions of the Dodd-Frank Act include, but are not limited to: (i) changes to rules relating to debit card interchange fees; (ii) new comprehensive regulation of the over-the counter derivatives market; (iii) reform related to the regulation of credit rating agencies; (iv) restrictions on the ability of banks to sponsor or invest in private equity or hedge funds; and (v) the implementation of a number of new corporate governance provisions, including, but not limited to, requiring companies to “claw back” incentive compensation under certain circumstances, providing shareholders the opportunity to cast a non-binding vote on executive compensation, new executive compensation disclosure requirements and considerations regarding the independence of compensation advisors.

Many provisions of the Dodd-Frank Act have not been implemented and will require interpretation and rule making by federal regulators. Bancorp is closely monitoring all relevant sections of the Dodd-Frank Act to ensure continued compliance with laws and regulations. While the ultimate effect of the Dodd-Frank Act on Bancorp cannot currently be determined, the law and its implementing rules and regulations are likely to result in increased compliance costs and fees paid to regulators, along with possible restrictions on our operations, all of which may have a material adverse effect on Bancorp’s operating results and financial condition.

We may not be able to attract and retain skilled people.

Our success depends in large part on our ability to attract and retain key people. There are a limited number of qualified persons in our market area with the knowledge and experience required to successfully implement our recovery plan. At this time, new senior executives are required to be approved by our regulators. Suitable candidates for positions may decline to consider employment with the Company given its financial condition and the current regulatory environment. In addition, it may be difficult for us to offer compensation packages that would be sufficient to convince candidates that are acceptable to our regulators and meet our requirements to agree to become our employee and/or relocate. Our financial condition and the existing uncertainties may result in existing employees seeking positions at other companies where these issues are not present. The unexpected loss of services of other key personnel could have a material adverse impact on our business because of a loss of their skills, knowledge of our market and years of industry experience. If Bancorp is not able to promptly recruit qualified personnel, which Bancorp requires to conduct our operations, our business and our ability to successfully implement our recovery plan could be affected.

We have a relatively high percentage of non-performing loans and classified assets relative to our total assets. If our allowance for loan losses is not sufficient to cover our actual loan losses, our ability to become profitable will be adversely affected.

At December 31, 2013, our non-performing loans totaled $7.8 million, representing 5.30% of total loans and 3.88% of total assets. In addition, loans that management has classified as either substandard, doubtful or loss totaled $8.6 million, representing 5.86% of total loans and 4.29% of total assets. At December 31, 2013, our allowance for loan losses was $4.4 million, representing 56.29% of non-performing loans. In the event our loan customers do not repay their loans according to their terms and the collateral securing the payment of these loans is insufficient to pay any remaining loan balance, Bancorp may experience significant loan losses, which could have a materially adverse effect on our operating results. Bancorp makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, Bancorp reviews loans and our loss and delinquency experience, and evaluates economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover probable losses in our loan portfolio, resulting in additions to our allowance. The additions to our allowance for loan losses would be made through increased provision for loan losses, which would reduce our income.

Since 2008, our loan quality has been negatively impacted by deteriorating conditions within the commercial real estate market and economy as a whole, which has caused declines in commercial real estate values and deterioration in financial condition of various commercial borrowers. Additionally, increases in delinquent real estate mortgage loans have occurred as a result of deteriorating economic conditions and a decline in the housing market across our geographic footprint that reflected declining home prices and increasing inventories of houses for sale. These conditions have led Bancorp to downgrade the loan quality ratings on various commercial real estate loans through its normal loan review process. In addition, several impaired loans have become under-collateralized due to reductions in the estimated net realizable fair value of the underlying collateral. As a result, Bancorp’s provision for loans losses, net charge-offs and nonperforming loans in recent quarters have continued to be higher than historical levels. The additional provisions for loan losses in this period were largely attributed to the aforementioned issues.

Bank regulators periodically review Citizens Bank’s allowance for loan losses and may require it to increase the allowance for loan losses. Any increase in the allowance for loan losses as required by these regulatory authorities could have a material adverse effect on Bancorp’s results of operations and financial condition.

A large percentage of our loans are collateralized by real estate, and continued deterioration in the real estate market may result in additional losses and adversely affect our financial results.

Our results of operations have been, and in future periods will continue to be significantly impacted by the economy in Ohio.

Deterioration of the economic environment Bancorp is exposed to, including a continued decline or worsening declines in the real estate market and single-family home re-sales or a material external shock, may significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. In the event of a default with respect to any of these loans, amounts received upon sale of the collateral may be insufficient to recover outstanding principal and interest on the loan. Over the past three years, material declines in the value of the real estate assets securing many of our commercial real estate loans has led to significant credit losses in this portfolio. Because of our high concentration of loans secured by real estate (the majority of which were originated several years ago), it is possible that Bancorp will continue to experience some level of credit losses and high provisions even if the overall real estate market stabilizes or improves due to the continuing uncertainty surrounding many of the specific real estate assets securing our loans and the weakened financial condition of some of our commercial real estate borrowers and guarantors.

The same deterioration noted above can affect our real estate owned portfolio and if the economic environment continues to decline or worsen it could significantly impair the value of the portfolio and our ability to sell the properties in a timely manner.

Difficult economic conditions and market volatility have adversely impacted the banking industry and financial markets generally and may significantly affect our business, financial condition, or results of operation.

The continued deteriorating economic conditions in our markets may negatively affect the Corporation. Falling home prices and increasing foreclosures; unemployment and underemployment have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions. The resulting write-downs to assets of financial institutions have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to seek government assistance or bankruptcy protection.

Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including to other financial institutions because of concern about the stability of the financial markets and the strength of counterparties. It is difficult to predict how long these economic conditions will exist, which of our markets, products or other businesses will ultimately be affected, and whether management’s actions will effectively mitigate these external factors. Accordingly, the resulting lack of available credit, lack of confidence in the financial sector, decreased consumer confidence, increased volatility in the financial markets and reduced business activity could materially and adversely affect Bancorp’s business, financial condition and results of operations.

As a result of the challenges presented by economic conditions, Bancorp may face the following risks in connection with these events:

•	Inability of borrowers to make timely repayments of their loans, or decreases in value of real estate collateral securing the payment of such loans resulting in significant credit losses, which could result in increased delinquencies, foreclosures and customer bankruptcies, any of which could have a material adverse effect on our operating results.
•	Increased regulation of the financial services industry, including heightened legal standards and regulatory requirements or expectations. Compliance with such regulation will likely increase costs and may limit Bancorp’s ability to pursue business opportunities.

•	Further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations, may result in an inability to borrow on favorable terms or at all from other financial institutions.
•	Increased competition among financial services companies due to the recent consolidation of certain competing financial institutions and the conversion of certain investment banks to bank holding companies, which may adversely affect Bancorp’s ability to market our products and services.

Volatility in the economy may negatively impact the fair value of our shares.

The market price for Bancorp’s common shares has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future, including:

•	announcements of developments related to our business;
•	fluctuations in our results of operations;
•	sales of substantial amounts of our securities into the marketplace;
•	general conditions in our markets or the worldwide economy;
•	a shortfall in revenues or earnings compared to securities analysts’ expectations;
•	our inability to pay cash dividends;
•	changes in analysts’ recommendations or projections; and
•	our announcement of other projects.

Changes in interest rates could adversely affect our financial condition and results of operations.

Our results of operations depend substantially on our net interest income, which is the difference between (i) interest income on interest-earning assets, principally loans and investment securities, and (ii) interest expense on deposit accounts and borrowings. These rates are highly sensitive to many factors beyond our control, including general economic conditions, inflation, recession, unemployment, money supply and the policies of various governmental and regulatory authorities. While Bancorp has taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that these measures will be effective in avoiding undue interest rate risk.

Increases in interest rates can affect the value of loans and other assets, including our ability to realize gains on the sale of assets. Bancorp originates loans for sale and for our portfolio. Increasing interest rates may reduce the volume of origination of loans for sale and consequently the volume of fee income earned on such sales. Further, increasing interest rates may adversely affect the ability of borrowers to pay the principal or interest on loans and leases, resulting in an increase in non-performing assets and a reduction of income recognized.

We rely, in part, on external financing to fund its operations and the availability of such funds in the future could adversely impact its growth strategy and prospects.

The Bank relies on deposits, advances from the FHLB and other borrowings to fund its operations. Although the Company considers such sources of funds adequate for its current capital needs, the Company may seek additional debt or equity capital in the future to achieve its long-term business objectives. The sale of equity or convertible debt securities in the future may be dilutive to the Company shareholders, and debt refinancing arrangements may require the Company to pledge some of its assets and enter into covenants that would restrict its ability to incur further indebtedness. Additional financing sources, if sought, might be unavailable to Bancorp or, if available, could be on terms unfavorable to it. If additional financing sources are unavailable, not available on reasonable terms or the Company is unable to obtain any required regulatory approval for additional debt, the Company’s growth strategy and future prospects could be adversely impacted.

Credit risks could adversely affect our results of operations.

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay outstanding loans or that the value of the collateral securing loans may decrease.

Bancorp extends credit to a variety of customers based on internally set standards and judgment. Bancorp attempts to manage credit risk through a program of underwriting standards, the review of certain credit decisions and an on-going process of assessment of the quality of the credit already extended. However, conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond our control may increase our credit risk. Such adverse changes in the economy may have a negative impact on the ability of borrowers to repay their loans. Because Bancorp has a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral. In addition, substantially all of our loans are to individuals and businesses in Ohio. Consequently, any decline in the economy of this market area could have a materially adverse effect on our financial condition and results of operations.

We operate in extremely competitive markets, and our business will suffer if we are unable to compete effectively.

In our market area, Bancorp encounters significant competition from other commercial banks, savings associations, savings banks, insurance companies, consumer finance companies, credit unions, other lenders and with the issuers of commercial paper and other securities, such as shares in money market mutual funds. The increasingly competitive environment is a result primarily of changes in regulation and the accelerating pace of consolidation among financial service providers. Many of our competitors have substantially greater resources and lending limits than Bancorp does and may offer services that Bancorp does not or cannot provide.

The preparation of financial statements requires management to make estimates about matters that are inherently uncertain.

Management’s accounting policies and methods are fundamental to how Bancorp records and reports our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods in order to ensure that they comply with generally accepted accounting principles and reflect management’s judgment as to the most appropriate manner in which to record and report our financial condition and results of operations. The most critical estimates are the level of the allowance of loan losses, other real estate owned valuation and the valuation allowance on the deferred tax asset. Due to the inherent nature of these estimates, Bancorp cannot provide absolute assurance that it will not significantly adjust the allowance for loan losses or valuations due to uncertainties.

Our organizational documents may have the effect of discouraging a third party from acquiring us.

Our articles of incorporation and code of regulations, as amended, contain provisions that make it more difficult for a third party to gain control over or acquire us. The current provisions that may have anti-takeover effects include: (a) the elimination of cumulative voting in the election of directors; (b) the requirement that shareholder nominations for election to the Board of Directors be made in writing and delivered or mailed to the president of the Company within specified time frames; (c) the requirement that directors may be removed only by the affirmative vote of holders of not less than 80% of the voting power of the Company entitled to vote at an election of directors; (d) the requirements that certain business combinations be approved by at least 80 percent of the voting power of the Company, depending on the nature of the recommendation of the Board of Directors with regard to the relevant acquisition; and (e) the lack of a provision opting out of application of the Ohio Merger Moratorium statute and its restrictions on persons who become the beneficial owner of ten percent or more of the shares of the Company. In addition, if certain proposals amending our organizational documents in our definitive Proxy Statement for the 2014 Annual Meeting of Shareholders, including proposal one, to classify the Board of Directors into three classes with staggered terms and proposal three, to increase the amount of authorized common shares, are approved, these amendments could also have anti-takeover effects. These provisions and proposed amendments of our governing documents may have the effect of delaying, deferring or preventing a transaction or a change in control that might be in the best interest of our shareholders.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to utilize alternative methods to complete financial transactions that historically have involved banks. For example, consumers can now maintain funds in brokerage accounts or mutual funds that would have historically been held as bank deposits. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

We may be named as a defendant from time to time in a variety of litigation and other actions.

Bancorp or one of its subsidiaries may be named as a defendant from time to time in a variety of litigation arising in the ordinary course of their respective businesses. Such litigation is normally covered by errors and omissions or other appropriate insurance. However, significant litigation could cause Bancorp to devote substantial time and resources to defending its business or result in judgments or settlements that exceed insurance coverage, which could have a material adverse effect on Bancorp’s financial condition and results of operation. Further, any claims asserted against Bancorp, regardless of merit or eventual outcome may harm Bancorp’s reputation and result in loss of business. In addition, Bancorp may not be able to obtain new or different insurance coverage, or adequate replacement policies with acceptable terms.

Our allowance for loan losses may not be adequate to cover actual losses.

The Company maintains an allowance for loan losses to provide for loan defaults and non-performance. The Company’s allowance for loan losses may not be adequate to cover actual loan losses and future provisions for loan losses could materially and adversely affect the Company’s operating results. The Company’s allowance for loan losses is based on its historical loss experience, as well as an evaluation of the risks associated with its loans held for investment. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond the Company’s control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company’s loans and allowance for loan losses. While the Company believes that its allowance for loan losses is adequate to cover current losses, Bancorp could need to increase its allowance for loan losses or regulators could require it to increase this allowance. Either of these occurrences could materially and adversely affect Bancorp’s earnings and profitability.

Our ability to use net operating loss carry forwards to reduce future tax payments may be limited or restricted.

Bancorp has generated net operating losses (“NOLs”) as a result of our recent losses. Bancorp generally is able to carry NOLs forward to reduce taxable income in future years. However, our ability to utilize the NOLs is subject to the rules of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). Section 382 generally restricts the use of NOLs after an “ownership change.” An ownership change generally occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, (directly, indirectly, or constructively under Section 382 and the Treasury regulations) 5% or more of a corporation’s common shares or are otherwise treated as 5% shareholders under Section 382 and the Treasury regulations caused an increase in their aggregate percentage ownership of that corporation’s stock by more than 50 percentage points over the lowest percentage of the shares owned by these shareholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carry forwards. This annual limitation is generally equal to the product of the value of the corporation’s shares on the date of the ownership, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry forwards.

Bancorp cannot ensure that our ability to use our NOLs to offset income will not become limited in the future. As a result, Bancorp could pay taxes earlier and in larger amounts than would be the case if our NOLs were available to reduce our federal income taxes without restriction.

A material breach in our security systems may have a significant effect on our business and reputation.

Bancorp collects, processes, and stores sensitive consumer data by utilizing computer systems and telecommunications networks operated by both Bancorp and third has security and backup and recovery systems in place, as well as a business continuity plan, to ensure the computer systems will not be inoperable, to the extent possible. Bancorp also has security to prevent unauthorized access to the computer systems and requires its third party service providers to maintain similar controls. However, management cannot be certain that these measures will be successful. A security breach of the computer systems and loss of confidential information, such as customer account numbers and related information could result in a loss of customers’ confidence and, thus, loss of business.

Risks Related to Ownership of Our Common Shares

The absence of a trading market in our common shares may adversely affect your ability to resell shares at prices that you find attractive, or at all.

Our common shares are not traded on any national securities exchange and are not quoted on any over-the-counter market, and we do not intend to apply for listing on any national securities exchange or stock market. In the absence of a trading market, investors may be unable to liquidate their investment or make any profit from the investment. Furthermore, it may be difficult for holders to resell their shares at prices they find attractive, or at all.

Our ability to pay cash dividends is subject to prior FRB approval.

The FRB 2011 MOU prohibits the Company from paying dividends without the FRB’s prior approval. Bancorp does not know how long this restriction will remain in place. Even if Bancorp is permitted to pay a dividend, Bancorp is dependent primarily upon the earnings of Citizens Bank for funds to pay dividends on our common shares. The payment of dividends by Citizens Bank is subject to certain regulatory restrictions. Currently, Citizens Bank is prohibited from paying any dividends to Bancorp without the prior approval of the FDIC and the DFI. In addition, federal law generally prohibits a depository institution from making any capital distributions (including payment of a dividend) to its parent holding company if the depository institution would thereafter and or continue to be undercapitalized. As a result, any payment of dividends in the future by Bancorp will be dependent, in large part, on Citizens Bank ability to satisfy these regulatory restrictions and our subsidiaries’ earnings, capital requirements, financial condition and other factors.

We may issue additional common shares or convertible securities that will dilute the percentage ownership interest of existing shareholders and may dilute the book value per common share and adversely affect the terms on which we may obtain additional capital.

Our authorized capital includes 900,000 common shares and 100,000 preferred shares. As of December 31, 2013, we had 345,368 common shares and no preferred shares outstanding. We may issue up to 369,754 additional common shares in our current stock offering and up to 184,877 additional common shares through the exercise of warrants issued in the stock offering. Although we presently do not have any intention of issuing additional common shares (other than pursuant to the exercise of warrants issued in this stock offering), we may do so in the future in order to meet our capital needs and regulatory requirements, and we may be able to do so without shareholder approval, depending on how many shares are sold in the current subscription offer. Our Board of Directors generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued common shares for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. Although we plan no immediate activity beyond the current offering campaign, we will seek authorization at the upcoming 2014 Annual Meeting of Shareholders to issue an additional 1,100,000 shares of common stock. Any issuance of additional common shares or convertible securities will dilute the percentage ownership interest of our shareholders and may dilute the book value per common share.

An investment in our common shares is not an insured deposit.

Our common shares are not a bank deposit and, therefore, are not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common shares is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus and is subject to the same market forces that affect the price of common shares in any company. As a result, our shareholders may lose some or all of their investment in our common shares.

QUESTIONS AND ANSWERS RELATING TO THE STOCK OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information included elsewhere in this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus contains more detailed descriptions of the terms and conditions of the stock offering and provides additional information about us and our business, including potential risks related to the stock offering, Bancorp’s common shares and our business.

What is the Board’s Plan to Return the Bancorp to Profitability?

The Company initiated a project in January 2013 to return the Company to profitability after three consecutive years of net losses. The initiative was comprised of three separate phases (1) stabilization of the Board and senior management, (2) expense management and (3) a formal capital campaign.

Stabilization of Board & Senior Management.  Since October 2012, six directors and four executive officers have left the Company. Replacing these employees and directors with qualified, competent individuals has been a top priority for incumbent board members and senior managers. Biography information for the new directors and executive officers is provided in this prospectus under “Management.”

Expense Management.  The 2013 profitability plan developed by management projected a return to profitability in 2013 based upon a $1.4 million expense reduction initiative that included both interest and non-interest expense. The expense reduction initiative was developed with input from the entire management team and its success depends upon the efforts of all employees. Partly as a result of these initiatives, the fiscal year 2013 was profitable.

Capital Campaign.  The Board of Directors and management developed a capital enhancement strategy that revolved primarily around the undertaking of a successful capital campaign during 2013 to enhance the capital ratios of the Bank and the liquidity position of the Company.

Why are We Conducting the Stock Offering?

The Bank has entered into agreements with its regulators that require it to maintain Tier I Leverage Capital ratio of 8.5% and Total Risk Based Capital ratio of 11.5%. See “Summary — Regulatory Agreements” below. Currently, it does not meet those requirements. We are engaging in the stock offering to raise equity capital to improve Citizens Bank’s capital position and to retain additional capital at Bancorp. See “Use of Proceeds.” Our Board of Directors has chosen to raise capital through a rights offering to give our shareholders the opportunity to limit ownership dilution by buying additional common shares. Our Board of Directors also considered several alternative capital raising methods prior to concluding that the rights offering was the appropriate option under the current circumstances. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position; however, our Board of Directors is making no recommendation regarding your exercise of the subscription rights. We cannot assure you that we will not need to seek additional financing or engage in additional capital offerings in the future. We anticipate that 60% to 80% of the funds raised in this stock offering will be invested in Citizens Bank as capital. Based on our capital ratios at December 31, 2013, if we sell 369,754 common shares in the stock offering, we anticipate that our Tier 1 Leverage Capital ratio will be 7.06% to 7.51% and Total Risk Based Capital ratio will be 12.66% to 13.44%. If only the minimum of $2.5 million is sold, we anticipate that our Tier 1 Leverage Capital ratio will be 6.31% to 6.52% and Total Risk Based Capital will be 11.37% to 11.72%. Thus, even if the rights offering is fully subscribed, Citizens Bank will not meet the capital requirements imposed by its regulators.

How Was the Subscription Price Determined?

In determining the subscription price, our Board of Directors considered a number of factors, including: the price at which our shareholders might be willing to participate in the rights offering; the need to offer the common shares at a price that would be attractive to shareholders; the need for capital; alternatives available to us for raising capital; and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, our Board of Directors also reviewed our history and prospects, including our past and present earnings and losses, our prospects for future earnings, our current financial condition and regulatory status and subscription prices in various rights offerings by other companies. We did not request and have not received a fairness opinion regarding the subscription price. The subscription price is equal to 90% of the book value of a common share as of September 30, 2013. The subscription price is not indicative of the Company’s net worth or any other established criteria of value and may or may not be considered the fair value of our common shares to be offered in the rights offering.

We cannot assure you that the market price of our common shares will not decline during or after the stock offering. We also cannot assure you that you will be able to sell the common shares purchased during the stock offering at a price equal to or greater than the subscription price or at all.

How Can I Receive Warrants to Purchase Additional Common Shares?

For every two subscription rights exercised, the investor will receive a warrant to purchase one common share at a price per share equal to 90% of the book value of a common share as reflected on the books of Bancorp on the last day of the month prior to the warrant exercise date, which is the date that you provide us with written notice that you want to exercise the warrant. The warrants will be exercisable for two years following completion of the stock offering. The exercise price will be payable only by cash or check. The warrants will not be transferrable, no fractional shares will be issued pursuant to warrants, and the number of shares subject to warrants will be rounded down to the nearest whole share. By way of example, a purchaser purchasing two common shares also will receive a warrant to purchase one share, and a purchaser purchasing three common shares will receive a warrant to purchase one share, while a purchaser purchasing four common shares will receive a warrant to purchase two shares. The number of shares for which warrants may be exercised and the exercise price applicable to the warrants will be proportionately adjusted in the event that we pay stock dividends or make distributions of our common shares, or subdivide, combine or reclassify outstanding common shares such as in a stock split or reverse stock split. In the event we reorganize, consolidate, merge or convey all or substantially all of the assets of the Company, the Board of Directors may in its discretion, determine the form and the amount of payment that will be made to holders of warrants not exercised in full prior to such transaction in exchange for cancellation of the warrants. In the event of a liquidation, dissolution or winding up of the affairs of the Company, holders of warrants will receive notice of an opportunity to exercise their warrants and thereby receive consideration on the same basis as other previously outstanding common shares.

Are We Requiring a Minimum Subscription to Complete the Stock Offering?

Yes, the maximum aggregate gross proceeds to be raised in the rights offering and the public offering is approximately $5.36 million and the minimum is $2.5 million. If we do not raise the minimum aggregate gross proceeds of $2.5 million in this stock offering, the offering will be terminated. If we terminate the offering, any money received from subscribing shareholders will be refunded promptly, without interest or deduction.

How will the Rescission Rights Affect the Offering?

The Board of Directors believes that it is unlikely that subscribers in the offering will exercise rescission rights in sufficient volume to cause the total amount raised by the Company in the offering (including the amount raised during the remaining period of the public offering) to be less than the $2,500,000 Minimum Subscription Condition. However, in the event that higher than expected rescissions cause the Minimum Subscription Condition not to be satisfied at the time of the expiration of the public offering, the Company will return to each subscriber his or her subscription amount promptly following such expiration (upon presentment of the stock certificate(s) that were issued to such subscriber in the offering). In such event, the Company will need to examine other alternatives to raising capital.

Has Our Board of Directors Made a Recommendation to Our Shareholders Regarding the Rights Offering?

No. Our Board of Directors did not make a recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on new money invested. We cannot predict the price at which our common shares will trade and, therefore, we cannot assure you that the market price for our common shares will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common shares.

Are There Any Limits on the Number of Shares I May Purchase in the Stock Offering or Own As A Result of the Stock Offering?

Each participant in this offering is subject to an overall beneficial ownership limit of 9.9%, calculated with respect to the approximately 715,122 common shares potentially outstanding after the consummation of this stock offering if all shares are purchased, but before the exercise of any warrants. Any rights exercised for common shares that would cause the holder to exceed the 9.9% ownership limit will not be considered exercised or subscribed for by that holder. The portion of the subscription price paid by a holder for common shares not considered subscribed for will be returned to that holder, without interest or penalty, as soon as practicable after completion of this stock offering.

We will not issue common shares to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of May 30, 2014, such clearance or approval has not been obtained and/or any applicable waiting period has not expired.

In addition, we may not issue common shares pursuant to the exercise of warrants that may be acquired in the stock offering to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares.

Will Our Directors and Officers Participate in the Stock Offering?

All holders of our common shares as of the record date for the rights offering received, at no charge, the non-transferable subscription rights to purchase common shares as described in this prospectus. To the extent that our directors and officers held common shares as of the record date, they received the subscription rights and, while they are under no obligation to do so, were entitled to participate in the rights offering. Our directors and executive officers have purchased approximately $600,000 of our common shares in the stock offering through their basic and oversubscription privileges and through the public offering. As a result of such purchases, they would own approximately 2.7% of the total outstanding common shares immediately after the completion of the stock offering, assuming all of the shares are purchased in the stock offering.

What Effects Will the Stock Offering Have on Our Outstanding Common Shares?

As of December 31, 2013, we had 345,368 common shares issued and outstanding. Assuming all shares are sold in the rights offering, we expect approximately 715,122 shares of our common shares will be outstanding immediately after completion of the rights offering, but before the exercise of any warrants. If only the minimum of $2.5 million is sold in the stock offering, we expect approximately 517,900 common shares will be outstanding after completion of the stock offering, but before the exercise of any warrants.

The issuance of common shares in the rights offering will dilute, and thereby reduce, your proportionate ownership in our common shares unless you fully exercised your basic subscription privilege and a certain level of your over-subscription privilege. In addition, the issuance of common shares at a subscription price which is less than the book value as of September 30, 2013 will likely reduce the book value per share of common shares held by you prior to the stock offering.

How Much Will We Receive in Net Proceeds from the Stock Offering?

We expect the aggregate stock offering proceeds, net of expenses, to be approximately $5.2 million prior to the exercise of any warrants and assuming all rights are exercised, or $2.35 million if only the minimum amount of common shares is sold. We intend to invest a majority of the net proceeds in Citizens Bank to improve its regulatory capital position, and retain the remainder of the net proceeds in Bancorp for general corporate purposes. Please see “Use of Proceeds.”

Are There Risks in Purchasing Shares?

Yes. The purchase of the Company’s shares in this offering involves risks. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus.

What are the U.S. Federal Income Tax Consequences of Exercising My Subscription Rights?

The receipt and exercise of subscription rights should generally not be taxable for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences.”

What Fees or Charges Apply if I Purchased Common Shares in the Rights Offering?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercised your subscription rights or warrants (other than the subscription or warrant price). If you exercised your subscription rights through a custodian bank, broker, dealer or other nominee, you were responsible for paying any fees your nominee charged you.

Who Should I Contact if I Have Other Questions?

If you have other questions regarding Bancorp, Citizens Bank or the stock offering, please contact Pam Myers at Citizens Bank by calling (740) 385-1450 Monday through Friday (except bank holidays), between 8:00 a.m. and 5:00 p.m., Eastern Time.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this prospectus are “forward-looking statements” within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of invoking these safe harbor provisions. Forward-looking statements are not guarantees of performance or results. When we use words such as “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “target,” “could,” “is likely,” “should,” “would,” “will,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing.

All statements other than statements of historical fact included in this prospectus regarding our outlook, financial position and results of operation, liquidity, capital resources and interest rate sensitivity are forward-looking statements. These forward-looking statements also include, but are not limited to:

•	anticipated changes in industry conditions created by state and federal legislation and regulations;
•	anticipated changes in general interest rates and the impact of future interest rate changes on our profitability, capital adequacy and the fair value of our financial assets and liabilities;
•	retention of our existing customer base and our ability to attract new customers;
•	the development of new products and services and their success in the marketplace;
•	the adequacy of the allowance for loan losses; and
•	statements regarding our anticipated loan and deposit account growth, expense levels, liquidity and capital resources and projections of earnings.

The forward-looking statements contained in this prospectus are based on our beliefs and assumptions and on the information available to us at the time that these disclosures were prepared and involve known and unknown risks, uncertainties and other factors which may cause our actual results to be materially different from any future results expressed or implied by such forward-looking statements. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from those in the forward-looking statements included herein include, but are not limited to:

•	competition in the industry and markets in which we operate;
•	levels of non-performing assets;
•	changes in general interest rates;
•	loan demand;
•	rapid changes in technology affecting the financial services industry;
•	real estate values;
•	changes in government regulation; and
•	general economic and business conditions.

For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary note. Any forward-looking statement speaks only as of the date which such statement was made, and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated balance sheet table and the pro forma income statement and earnings per share table for the fiscal year ended December 31, 2013 presented below have been prepared by management to illustrate the impact of a fully subscribed rights offering pursuant to which shareholders of the Company are entitled to purchase up to 369,754 common shares at a subscription price of $14.49 per share. The adjustments for the stock offering noted below include approximately $5.358 million of maximum proceeds, offset by the estimated offering expenses of $151,000.

Consolidated Pro Forma Balance Sheet (Unaudited)

The pro forma consolidated balance sheet assumes that the stock offering occurred on December 31, 2013.

	December 31, 2013	Adjustments for Stock Offering	December 31, 2013
	($ in Thousands)
	(as Reported)		(Pro Forma)
ASSETS
Cash and cash equivalents	15,004	5,207	20,211
Securities available for sale, at market	34,630		34,630
Other investment securities	859		859
Loans held for sale	—		—
Loans	142,633		142,633
Premises and equipment, net	3,283		3,283
Other real estate owned	2,532		2,532
Accrued interest receivable	446		446
Other assts	1,465		1,465
TOTAL ASSETS	200,852	5,207	206,059
LIABILITIES
Deposits	185,571		185,571
Borrowed funds	6,363		6,363
Accounts payable and accrued liabilities	3,292		3,292
TOTAL LIABILITIES	195,226		195,226
SHAREHOLDERS’ EQUITY
Cumulative preferred stock of no par value;	—		—
Common stock of no par value; 900,000 shares	9,307	5,207	14,514
Retained earnings	3,380		3,380
Treasury stock, at cost, 54,380 shares at December	(6,590)		(6,590)
Accumulated other comprehensive income (loss)	(471)		(471)
TOTAL SHAREHOLDERS' EQUITY	5,626	5,207	10,833
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	200,852	5,207	206,059

Pro Forma Income Statement and Earnings per Share (Unaudited)

The pro forma income statement assumes a fully subscribed rights offering for the year ended December 31, 2013. The Pro forma earnings per share assume that the Company completed the rights offering on January 1, 2013. There are no anticipated pro forma adjustments to the income statement for the offering.

	December 31, 2013	Adjustments for Stock Offering	December 31, 2013
	($ in Thousands)
	(as Reported)		(Pro Forma)
INTEREST INCOME
Interest and fees on loans	$8,686		$8,686
Investment Securities	776		776
Interest on federal funds sold	19		19
TOTAL INTEREST INCOME	9,481		$9,841
INTEREST EXPENSE
Interest on deposits	1,579		1,579
Interest on borrowed funds	468		468
TOTAL INTEREST EXPENSE	2,047		2,047
NET INTEREST INCOME	7,434		7,434
Provision for loan losses	191		191
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	7,243		7,243
NONINTEREST INCOME
Service charges	514		514
Net gain on sale of securities	31		31
Net gain on sale of loans	83		83
Net gain (loss) on sale of repossessed assets	271		271
Credit card income and fees	324		324
Other	335		335
TOTAL NONINTEREST INCOME	1,558		1,558
NONINTEREST EXPENSES
Salaries and employee benefits	6,670		6,670
Net occupancy and equipment expenses	1,072		1,072
Other real estate owned expense	128		128
FDIC insurance expense	480		480
Legal and professional fees	363		363
Data processing	345		345
Advertising	185		185
Examinations and audits	165		165
Pension Expense	220		220
Telephone	113		113
Other operating expenses	1,453		1,453
TOTAL NONINTEREST EXPENSES	8,194		8,194
INCOME (LOSS) BEFORE INCOME TAXES	$607		$607
Income tax expense (benefit)	—		—
NET INCOME (LOSS)	$607		$607
Basic earnings (loss) per common share	$1.84		$0.87
Diluted earnings (loss) per common share	$1.84		$0.87

USE OF PROCEEDS

Although we cannot determine what the actual net proceeds from the sale of the common shares in the stock offering will be until the stock offering is completed, we estimate that the aggregate net proceeds from the stock offering, after deducting estimated offering expenses, will be approximately $5.2 million if the maximum number of shares are sold and $2.35 million if the minimum number of shares are sold. We intend to invest substantially all of the net proceeds in Citizens Bank to improve its regulatory capital position and then retain the remainder of the net proceeds at Bancorp. The net proceeds we retain may be used to service existing debt and for general corporate purposes. Other than an investment in Citizens Bank, we currently have no arrangements or understandings regarding any specific use of proceeds.

The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses will increase if common shares not purchased in the rights offering are sold in the public offering of shares.

DIVIDEND POLICY

On February 16, 2012, the Company declared a stock dividend where shareholders received one share for every four shares owned as of December 31, 2011, rounded down to the nearest whole share. The last cash dividend we paid was in December 2010 in the amount of $2.45 per share.

Our shareholders are entitled to receive distributions out of legally available funds as and when declared by the Board, in its sole discretion. In determining whether to declare distributions and, if made, the amount of the distributions, the Board considers many factors, including:

•	Bancorp and the Bank’s earnings and earnings potential;
•	Our present and anticipated future funding requirements;
•	our working capital needs;
•	our general financial condition;
•	the quality of our assets and the financial condition of the Bank;
•	any acquisitions or potential acquisitions under examination by us;
•	our obligation to maintain the Bank’s regulatory capital ratios at certain levels;
•	our obligation to holders of senior debt, subordinated debentures, trust preferred securities and preferred shares; and
•	other laws, regulations and restrictions on distributions applicable to us and the Bank.

Our general distribution policy is to retain earnings for growth and not to make significant distributions. We do not engage or presently intend to engage in separate business activities of a material nature. As a result, our ability to make distributions to our shareholders depends upon the dividends we receive from the Bank. However, the Consent Order and DFI 2012 Agreement entered into by Citizens Bank with the FDIC and DFI, respectively, require the Bank to, among other things, seek regulatory approval prior to declaring or paying any cash dividend. Further, the FRB 2011 MOU between Bancorp and the FRB require us to, among other things, obtain the written approval of the FRB prior to paying dividends. We do not believe that such regulatory approval is likely in the foreseeable future. As a result, our payment of dividends in 2013 and beyond is uncertain.

DILUTION

The Company’s net tangible book value is equal to its total assets less its total liabilities, intangible assets, and preferred shares. As of December 31, 2013, the Company’s net tangible book value was $5.6 million. This net tangible book value divided by the total number of common shares outstanding as of December 31, 2013 of 345,368, results in a pre-offering net tangible book value per share of approximately $16.29. After giving effect to the sale of 369,754 common shares in the stock offering, the Company’s net tangible book value as of December 31, 2013 would have been approximately $10,984,000, or $15.36 per share.

The following table illustrates the net impact on per share book value for new purchasers:

As Adjusted for Offering
Offering Price	$14.49
Net tangible book value after the stock offering	$15.36
Per Share accretion to purchasers in the stock offering(1)	$0.87

(1)	Assumes 369,754 shares are purchased in the stock offering.

The following table illustrates the net impact on per share book value for existing shareholders:

As Adjusted for Offering
Net tangible book value as of December 31, 2013	$16.29
Net tangible book value after the stock offering	$15.36
Per Share dilution to existing shareholders(1)	$0.93

(1)	Assumes 369,754 shares are purchased in the stock offering.

THE STOCK OFFERING

On November 1, 2013, we commenced an offering for the sale of up to 369,754 of our common shares, without par value, at a subscription price of $15.39 per share (up to $5,690,514), which subscription price was intended to be equal to 90% of the book value per share of the Company on September 30, 2013. The offering has two components, a rights offering, which expired on January 31, 2014, followed by a public offering, which was originally scheduled to expire on March 31, 2014, but which the Board of Directors has decided to extend until May 31, 2014. Pursuant to the terms of the offering, if the Company does not receive aggregate subscriptions for at least $2,500,000 in the rights offering and the public offering before the expiration of the public offering (the “Minimum Subscription Condition”), the offering would be terminated, all subscriptions would be rejected and all subscription amounts received in the rights offering and the public offering would be returned to the subscribers.

Rights Offering

In the rights offering, for each of our common shares held by a shareholder on October 21, 2013, the record date of the rights offering, the shareholder received a subscription right to purchase one of our common shares at the $15.39 per share subscription price. In addition, for each two shares purchased by a shareholder in the rights offering, the Company will issue to the shareholder, for no additional consideration, a warrant entitling the shareholder to purchase, upon exercise of the warrant, one additional common share. The exercise price of each warrant share will be equal to 90% of the book value of a common share as reflected on the books of the Company on the last day of the month prior to the warrant exercise date. The warrant is exercisable until [two years after the expiration date of the public offering], may be exercised only by payment of the warrant exercise price in cash and is non-transferable.

Public Offering

On February 1, 2014, following the expiration of the rights offering, the Company commenced the public offering of the common shares (and warrants) that were not subscribed for in the rights offering. The subscription price of the common shares, and the warrant terms, offered in the public offering are the same as those offered to the Company’s shareholders in the rights offering.

As of March 25, 2014, the Company had received subscriptions for the purchase of 211,365 common shares for an aggregate subscription price of $3,252,907 (inclusive of common shares sold in the rights offering and the public offering). The purchase of such common shares entitled the subscribers to acquire warrants to purchase an additional 105,682 common shares. As a result, the Minimum Subscription Condition was satisfied at that time, and the Company accepted such subscriptions and issued the common shares to the subscribers.

During the 2013 year-end accounting process, we discovered an accounting error in the reconciliation of the ATM settlement account that relates to 2012. Essentially a programming error resulted in undercollection of ATM fees due to the Bank. As a result of this program error, net income for 2012 was overstated by $344,000. To correct the error and as reported by the Company in a Form 8-K filed with the Securities and Exchange Commission on March 11, 2014, the Company has restated its books for 2012, increasing the net loss previously reported by $344,000. This increased net loss for 2012 causes a reduction in the per share book value of the Company as of September 30, 2013 from $17.10 to $16.10.

Because the subscription price of the common shares in the offering was based upon an incorrect per share book value as of September 30, 2013, the Board of Directors has amended the offering terms to provide each subscriber in the offering with the following two options:

Option 1 — Rescission Right

Any subscriber in the rights offering or the public offering who wishes to rescind his or her subscription may do so by sending, prior to April 30, 2014, a written letter by certified mail or reputable overnight courier, addressed to the attention of:

Ron Reed
President
Citizens Independent Bancorp, Inc.
188 West Main Street
Logan, Ohio 43138

requesting such rescission and enclosing the stock certificate(s) that were issued to the subscriber in the offering. Upon receipt of such materials, the Company will promptly refund to such rescinding subscriber the full subscription amount paid by him or her.

Option 2 — Adjustment of Offering Price and Issuance of Additional Shares in Return for Original Investment

Any subscriber who does not wish to rescind his or her subscription will receive additional common shares of the Company in return for his or her original subscription amount. The number of additional common shares to be received will be calculated as follows:

Formula to determine Number of Additional Shares to be Received:

Original subscription amount

divided by

$14.49 (90% of the adjusted per share book value of the Company on September 30, 2013)

=

Total number of shares to be received by the subscriber

minus

Shares already received by the subscriber

=

Additional Shares to be received by the subscriber

Because those subscribers who previously subscribed for common shares in the offering have already received their stock certificates, the Company will issue an additional stock certificate to each such subscriber with respect to the appropriate number of additional shares. Any fractional common share that otherwise would be created by this adjustment will not be issued and, instead, the subscriber will be refunded the appropriate amount for the fractional share (based on the new $14.49 per share subscription price).

For purposes of providing clarity to subscribers who are considering Option 2, we have provided an example below:

EXAMPLE

Assume that subscriber originally purchased 100 shares at the original $15.39 per share price at a total subscription amount of $1,539.00. However, now that the per share price has been reduced from $15.39 to $14.49, this same subscriber would now be entitled to receive 106 shares for the same $1,539 investment. The Company would issue a new certificate to the subscriber for the 6 additional shares and the 0.21 fractional share that would otherwise be created by this adjustment would, instead, be refunded through a cash payment to the subscriber in the amount of $3.04 ($14.49 X 0.21).

The Company originally intended to continue the public offering at the new $14.49 per share subscription price until March 31, 2014, however, because of the of the events described herein, the Board of Directors of the Company believes that it is appropriate to extend the public offering period until May 31, 2014. The Board of Directors also believes that it is unlikely that subscribers in the offering will exercise rescission rights in sufficient volume to cause the total amount raised by the Company in the offering (including the amount raised during the remaining period of the public offering) to be less than the $2,500,000 Minimum Subscription Condition. However, in the event that higher than expected rescissions cause the Minimum Subscription Condition not to be satisfied at the time of the expiration of the public offering, the Company will return to each subscriber his or her subscription amount promptly following such expiration (upon presentment of the stock certificate(s) that were issued to such subscriber in the offering). In such event, the Company will need to examine other alternatives to raising capital.

Conditions and Termination

Closing of the rights offering is conditioned on us receiving at least $2.5 million in gross proceeds from the rights offering and the public offering. We also may terminate the rights offering if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our Board of Directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. If we terminate the rights offering, all affected subscription rights will expire without value, and all subscription payments received by the subscription/escrow agent will be returned promptly, without interest or penalty.

Public Offering of Remaining Shares

We are currently offering the remaining shares to the public on a best efforts basis at the same $14.49 per share subscription price.

Warrants

All purchasers of common shares in the stock offering will receive, without additional charge, a warrant to purchase one additional common share for each two common shares purchased. The warrants will be exercisable for two years from the completion of the stock offering at an exercise price per share equal to 90% of the book value of a common share as reflected on the books of Bancorp on the last day of the month prior to the warrant exercise date. The exercise price will be payable only by cash or check. The warrants will not be transferrable, no fractional warrants will be issued and the number of warrants issued will be rounded down. By way of example, a purchaser purchasing two common shares also will receive a warrant to purchase one share, and a purchaser purchasing three common shares will receive a warrant to purchase one share, while a purchaser purchasing four common shares will receive a warrant to purchase two shares. The number of shares for which warrants may be exercised and the exercise price applicable to the warrants will be proportionately adjusted in the event that we pay stock dividends or make distributions of our common shares, or subdivide, combine or reclassify outstanding common shares such as in a stock split or reverse stock split. In the event we reorganize, consolidate, merge or convey all or substantially all of the assets of the Company, the Board of Directors may in its discretion, determine the form and the amount of payment that will be made to holders of warrants not exercised in full prior to such transaction in exchange for cancellation of the warrants. In the event of a liquidation, dissolution or winding up of the affairs of the Company, holders of warrants will receive notice of an opportunity to exercise their warrants and thereby receive consideration on the same basis as other previously outstanding common shares.

Reasons for the Stock Offering

We are engaging in the stock offering to raise equity capital to improve Citizens Bank’s capital position and to retain additional capital at Bancorp. See “Use of Proceeds .” Our Board of Directors has chosen to raise capital through a rights offering to give our shareholders the opportunity to limit ownership dilution by buying additional common shares. Our Board of Directors also considered several alternative capital raising methods prior to concluding that the rights offering was the appropriate option under the current circumstances. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position; however, our Board of Directors is making no recommendation regarding your exercise of the subscription rights. We cannot assure you that we will not need to seek additional financing or engage in additional capital offerings in the future.

Determination of Subscription Price

In determining the subscription price, our Board of Directors considered a number of factors, including: the price at which our shareholders might be willing to participate in the rights offering; the need to offer the common shares at a price that would be attractive to shareholders; the need for capital; alternatives available to us for raising capital; and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, our Board of Directors also reviewed our history and prospects, including our past and present earnings and losses, our prospects for future earnings, our current financial condition and regulatory status and subscription prices in various rights offerings by other companies. We did not request and have not received a fairness opinion regarding the subscription price. The subscription price is equal to 90% of the book value of a common share as of September 30, 2013. The subscription price is not indicative of the Company’s net worth or any other established criteria of value and may or may not be considered the fair value of our common shares to be offered in the rights offering.

We cannot assure you that the market price of our common shares will not decline during or after the stock offering. We also cannot assure you that you will be able to sell the common shares purchased during the stock offering at a price equal to or greater than the subscription price. We urge you to obtain a current quote for our common shares before exercising your subscription rights.

Limit on How Many Common Shares You May Purchase in the Stock Offering

Each participant in this stock offering is subject to an overall beneficial ownership limit of 9.9%, calculated with respect to the approximately 715,122 common shares potentially outstanding after the consummation of this rights offering, if all rights are exercised and before the exercise of any warrants.

Shareholders Residing in Certain States

The rights offering was not made available to shareholders who are residents of Arizona, California, Minnesota, New York or Wisconsin, nor was this prospectus or any rights certificates mailed to any residents of those states. As a result, if you are a resident of one of those states, you were not able to participate in the rights offering. We have been advised that such states would require us to register the rights offering in those states at considerable expense to the Company. Therefore, our Board of Directors determined that it was in the best interest of the Company to not conduct the rights offering in those states.

Common Shares Outstanding After the Stock Offering

As of December 31, 2013, we had 345,368 common shares issued and outstanding. Assuming all shares are sold in the rights offering, we expect approximately 715,122 common shares will be outstanding immediately after completion of the stock offering and before the exercise of any warrants.

Discretion to Accept Subscriptions

We have the right, in our sole discretion, to accept or reject any subscription in the public offering in whole or in part on or before the public offering expiration date. We generally will accept subscriptions in the public offering in the order in which they are received. As a result, you may not receive any or all of the shares for which you subscribe. We will notify subscribers as soon as practicable following the public offering expiration date as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will return to the subscriber the unaccepted portion of the subscription funds, without interest.

Expiration Date and Cancellation Rights

The public offering period will expire at the earlier of 5:00 p.m. Eastern Time, May 31, 2014 or the date on which we have accepted subscriptions for all shares remaining for purchase. The Board of Directors has determined that it is appropriate to extend the public offering until May 31, 2014.

We may cancel the public offering of remaining shares at any time for any reason.

DESCRIPTION OF CAPITAL STOCK AND WARRANTS

The following description of our capital stock is based upon our Amended and Restated Articles of Incorporation, as amended (the “Articles”), our Amended and Restated Regulations (“Code of Regulations”) and applicable provisions of law. We have summarized certain portions of the Articles and Code of Regulations below. This summary is not complete. The Articles and Code of Regulations are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. You should read the Articles and Code of Regulations for the provisions that are important to you.

Pursuant to the Articles, our authorized capital stock consists of 900,000 common shares, no par value per share, and 100,000 preferred shares, no par value per share. As of December 31, 2013, there were 345,368 common shares outstanding. At that time, there were approximately 531 holders of record of our common shares. We do not have any preferred shares currently outstanding, although the board of directors has designated 1,000 of the preferred shares as Cumulative Series A Preferred Shares. Assuming the sale of all of the common shares available in this offering, we will have a total of 715,122 common shares outstanding immediately following this offering and 899,999 common shares outstanding if all warrants are exercised.

Common Shares

Shareholders are entitled to one vote for each common share on any matter submitted to a vote of shareholders, including the election of directors. Our shareholders do not possess the rights to vote cumulatively in the election of directors.

A majority of our common shares then outstanding and entitled to vote, whether represented in person or by proxy, constitutes a quorum at any meeting of the shareholders sufficient to conduct business. At all elections of directors, where a quorum is present, the candidates receiving the greatest number of votes shall be elected. The affirmative vote of the holders of a majority of the voting power of the Company is required to decide other matters submitted to a vote of the shareholders, unless otherwise provided by law, the Articles or the Code of Regulations.

No shareholder has the pre-emptive right to purchase or subscribe for shares of any class or to purchase or subscribe for securities or other obligations convertible into or exchangeable for such shares.

Our board of directors has the power to cause Bancorp at any time to purchase, hold, sell, transfer or otherwise deal with shares of any class or series issued by it, securities or other obligations that may confer upon the holder the right to convert the same into shares of any such class or series, or any security or obligation that may confer upon the holder the right to purchase shares of any such class or series. Bancorp has the right to repurchase shares of any class, if and when a holder desires to sell, or if the holder is required to sell.

Preferred Shares

Our Articles authorize us to issue up to 100,000 preferred shares, each without par value. As of the date of this prospectus we do not have any preferred shares outstanding.

Our board of directors is authorized to adopt amendments to the Articles determining the express terms of the preferred shares or any series of the preferred shares before the issuance of any preferred shares or class of preferred shares, or before the issuance of any preferred shares of that series. The board of directors previously designated 1,000 preferred shares “Cumulative Series A Preferred Shares.” None of the Cumulative Series A Preferred Shares were ever issued.

Warrants

We do not currently have any warrants outstanding. Purchasers in the rights offering will receive one warrant for each two common shares purchased. The number of warrants issued will be rounded down to the next whole number. No fractional warrants will be issued. Each warrant will entitle the holder to purchase one common share.

Exercisability.  Each warrant will be immediately exercisable for a period of two years following the closing date of the stock offering at an exercise price per share equal to 90% of the book value of a common share as reflected on the Company’s books on the last day of the month prior to the warrant exercise date, which is the date that you provide notice to the Company that you want to exercise the warrant. Warrants may be exercised by completing and returning the Warrant Certificate and Subscription Form to the Company, along with payment of the exercise price in cash or by check. Warrants may be exercised at any time up to the close of business on the warrant expiration date. After the close of business on the warrant expiration date, unexercised warrants will become void.

Adjustments.  The exercise price and the number shares underlying the warrants are subject to appropriate adjustment in the event of stock splits, reverse stock splits, stock dividends, stock combinations or similar events affecting our common shares. In addition, in the event we consummate any merger, consolidation, sale or other reorganization event in which our common shares are converted into or exchanged for securities, cash or other property, then following such event, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to the reorganization event.

Transferability and Listing.  The warrants are not transferrable and may be exercised only by the original recipient thereof, except that warrants may be transferred by will or the laws of descent and distribution upon the death of the holder of the warrant. The warrants will not be listed for trading on any stock exchange, and we do not anticipate that the warrants will be quoted on the OTC Bulletin Board or in the “pink sheets.”

Anti-Takeover Effects of Our Articles of Incorporation and Code of Regulations

The following is a summary of certain provisions of our Articles and Code of Regulations that may have the effect of discouraging, delaying or preventing a change of control, change in management or an unsolicited acquisition proposal that a shareholder might consider favorable, including proposals that might result in the payment of a premium over the market price for the shares held by our shareholders. This summary does not purport to be complete and is qualified in its entirety by reference to the Articles and Code of Regulations.

While these provisions of our Articles and Code of Regulations might be deemed to have some “anti-takeover” effect, the principal purpose of these provisions is to protect our shareholders generally and to provide our board of directors and shareholders a reasonable opportunity to evaluate and respond to unsolicited acquisition proposals.

Affirmative Votes.  Unless two-thirds of the whole authorized number of directors of the Company recommend the approval of any of the following matters, the affirmative vote of the holders of shares entitling them to exercise not less than 80% of the voting power of the Company entitled to vote thereon is required to adopt:

•	A proposed amendment to the Articles;
•	Proposed new Code of Regulations, or an alteration, amendment or repeal of the Code of Regulations;

•	An agreement of merger or consolidation providing for the merger or consolidation of the Company with or into one or more other corporations;
•	A proposed combination or majority share acquisition involving the issuance of shares of the Company and requiring shareholder approval;
•	A proposal to sell, lease or exchange all or substantially all of the property and assets of the Company;
•	A proposed dissolution of the Company; or
•	A proposal to fix or change the number of directors by action of the shareholders of the Company.

Business Combination Approval Requirement.  The affirmative vote or consent of the holders of the greater of (i) four-fifths of the outstanding common shares entitled to vote, or (ii) that fraction of such outstanding common shares having as the numerator a number equal to the sum of the outstanding common shares beneficially owned by Controlling Persons (as defined below) plus two-thirds of the remaining number of outstanding common shares, and as the denominator a number equal to the total number of outstanding common shares entitled to vote, is required for the adoption or authorization of a Business Combination (as defined below).

The term “Controlling Person” means any person who beneficially owns shares of the Company entitling that person to exercise at least 20% of the voting power of the Company entitled to vote in the election of directors.

A “Business Combination” is defined as:

•	Any merger or consolidation of the Company with or into a Controlling Person or an affiliate of a Controlling Person or an associate of such Controlling Person or affiliate;
•	Any sale, lease, exchange, transfer or other disposition, including, without limitation, a mortgage or any other security device, of all or any substantial part of the assets of the Company, including, without limitation, any voting securities of a subsidiary, or of the assets of a subsidiary, to a Controlling Person, affiliate of a Controlling Person or associate of such Controlling Person or affiliate;
•	Any merger into the Company or into a subsidiary of a Controlling Person, an affiliate of a Controlling Person or an associate of such Controlling Person or affiliate;
•	Any sale, lease, exchange, transfer or other disposition to the Company or a subsidiary of all or any part of the assets of a Controlling Person, affiliate of a Controlling Person or associate of such Controlling Person or affiliate, but not including any disposition of assets which, if included with all other dispositions consummated during the same fiscal year of the Company by the same Controlling Person, affiliates thereof or associates of such Controlling Person or affiliates, would not result in dispositions during such year by all such persons of assets having an aggregate fair value (determined at the time of disposition of the respective assets) in excess of 1% of the total consolidated assets of the Company (as shown on the Company’s certified balance sheet as of the end of the fiscal year preceding the proposed disposition); provided, however, that in no event shall any disposition of assets be excepted from shareholder approval by reason of the preceding exclusion if such disposition, when included with all other dispositions consummated during the same and immediately preceding four fiscal years of the Company by the same Controlling Person, affiliates thereof and associates of such Controlling Person or affiliates, would result in disposition by all such persons of assets having an aggregate fair value (determined at the time of disposition of the respective assets) in excess of 2% of the total consolidated assets of the corporation (as shown on the Company’s certified balance sheet as of the end of the fiscal year preceding the proposed disposition);
•	Any reclassification of the common shares of the Company, or any recapitalization involving the common shares of the Company, consummated within five years after a Controlling Person becomes a Controlling Person; and

•	Any agreement, contract or other arrangement providing for any of the transactions described in this definition of Business Combination.

Such Business Combination approval is not required if (i) the Business Combination will result in an involuntary sale, redemption, cancellation or other termination of ownership of all the common shares of the Company owned by shareholders who do not vote in favor of, or consent in writing to, the Business Combination, and the cash or fair value of other readily marketable consideration to be received by such shareholders for such common shares is at least equal to a minimum price per share based on the market price and dividends recently paid by the Company; or (ii) a proxy statement responsive to the requirements of the Securities Exchange Act of 1934, as amended, is mailed to the Company’s shareholders for the purpose of soliciting shareholder approval of the proposed Business Combination.

Ohio Merger Moratorium Statute.  We are an “issuing public corporation” as defined under Ohio law. Chapter 1704 of the Ohio Revised Code governs transactions between an issuing public corporation and either an “interested shareholder,” which generally means someone who becomes a beneficial owner of 10% or more of the shares of the corporation without the prior approval of the board of directors of the corporation, or persons affiliated or associated with an interested shareholder.

Chapter 1704 of the Ohio Revised Code does not apply to a corporation if its articles of incorporation or code of regulations state that it does not apply. Pursuant to the Articles, Chapter 1704 of the Ohio Revised Code does not currently apply to the Company; however, the Articles currently contain more stringent interested shareholder acquisition restrictions, which are described in more detail above.

Ohio Control Share Statute.  Section 1701.831 of the Ohio Revised Code requires the prior authorization of the shareholders of an issuing public corporation in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of one-fifth or more of the voting power of that corporation in the election of directors.

Section 1701.831 does not apply to a corporation if its articles of incorporation or code of regulations state that it does not apply. Pursuant to the Articles, Section 1701.831 of the Ohio Revised Code does not currently apply to the Company; however, the Articles currently contain more stringent control share acquisition restrictions, which are described in more detail above.

PLAN OF DISTRIBUTION

Directors, Executive Officers and Employees

Our directors and executive officers may participate in the solicitation for the purchase of common shares. Otherwise than as described below for Mr. Wood, these persons will not receive any commissions or compensation in connection with these activities, other than their normal compensation, but they will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with any solicitation. Other trained employees of Citizens Bank may assist in the offering in ministerial capacities, providing clerical work. We relied on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and the solicitation of subscription rights and the sales of the common shares underlying such subscription rights was conducted within the requirements of Rule 3a4-1. None of our officers, directors or employees will be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the common shares.

The Company and Donald P. Wood entered into a consulting agreement dated May 1, 2013. The consulting agreement provided that Mr. Wood would assist with the stock offering by providing advice in the preparation of this prospectus, identifying and meeting with potential investors, and ensuring all investor questions were answered. Mr. Wood received a flat fee of $10,000 per month until January 31, 2014 and was reimbursed for all reasonable expenses incurred.

MANAGEMENT

Initiative to Return Bancorp to Profitability

The Company initiated a project in January 2013 to return to profitability after three consecutive years of net losses. The initiative was comprised of three separate phases (1) stabilization of the Board and senior management, (2) expense management and (3) a formal capital campaign.

Stabilization of Board & Senior Management.  Since October 2012, six directors and four executive officers have left the Company. Replacing the these employees and directors with qualified, competent individuals has been a top priority for incumbent board members and senior managers. Biography information for the new directors and executive officers is provided below.

Expense Management.  The 2013 profitability plan developed by management projected a return to profitability in 2013 based upon a $1.4 million expense reduction initiative that included both interest and non-interest expense. The expense reduction initiative was developed with input from the entire management team and its success depends upon the efforts of all employees. Partly, as a result of these initiatives, the fiscal year 2013 was profitable.

Capital Campaign.  The Board of Directors and management developed a capital enhancement strategy that revolved primarily around the undertaking of a successful capital campaign during 2013 to enhance the capital ratios of the Bank and the liquidity position of the Company. Even after the stock offering we will not meet the capital ratio requirements set by the Bank’s regulators. However, our plan is to meet those capital ratios through continued profitable quarters.

Board of Directors

The directors of the Company are elected by shareholders at our annual meeting and hold office until the next annual meeting or until their successors are chosen and qualify. There are currently nine seats on the Board of Directors, including four vacancies. The executive officers of the Company are elected by the Board of Directors of the Company at the annual meeting of the Board of Directors and hold office until the next annual meeting of the Board of Directors or until their successors are chosen and qualify.

The directors of the Bank are elected by the Company as the sole shareholder of the Bank at the Bank’s annual meeting and hold office until the next annual meeting or until their successors are chosen and qualify. The Company and Bank directors are the same. The executive officers of the Bank are elected by the Board of Directors of the Bank and hold office until the next annual meeting of the Board of Directors or until their successors are chosen and qualify.

The following table sets forth the names, ages and positions, of each of the individuals that serve as directors of the Company and the Bank. The Board has determined that each director is independent under Rule 5605(a)(2) of NASDAQ’s listing rules, except Mr. Wood.

Name and Age	Position with Company & Bank	Bank Director Since
Donald P. Wood (69)	Chairman of the Board	2012
Jerry Don Johnson (47)	Director	2013
Billy Jo King (67)	Director	2013
Corby Leach (41)	Director	2014
Robert Lilley (69)	Director	2013
William J. Mauck (67)	Director	2013
Michael Shawd (59)	Director	2013
Daniel Stohs (63)	Director	2013
Robert Carl Wolfinger, Jr. (63)	Director	2013

Billy Jo King, a director since November 25, 2013, retired after 41 years as manager of The King Lumber Co. in Logan. He is a Navy veteran and received a B.S. degree from The Ohio State University in marketing and industrial production. Mr. King served on the Kachelmacher Memorial Trust fund for 23 years and is an original board member of The Village Mountain Mission, which builds houses and conducts medical clinics in the Dominican Republic. He also serves on the board of the Hocking County Historical Society.

Corby Leach, a director since January 27, 2014, is a State Farm insurance agent of Corby Leach Insurance Agency, Inc. in Logan. He previously worked for five years as a State Farm auto claim representative. Mr. Leach is a second-term board member of the Logan-Hocking School District Board of Education. He has a Bachelor of Music Education from The Ohio State University and is a graduate of the Leadership Development Program, where he studied and developed leadership and accountability skills.

William J. Mauck, a director since May 28, 2013, is a General Electric retiree after 26 years of service, most recently as Logan Glass Plant manager and Circleville Lamp Plant manager. During his time with GE, he contributed in all areas of manufacturing including non-union and union relations, staffing, quality improvement programs, budgeting and compliance. He also is a Vietnam Army veteran and member of Hocking Hills United Methodist Church. He has a B.S. of Science from the University of Iowa. Mr. Mauck’s strong ties with the community and career in management provide enhanced understanding of general management concerns and valuable community relations for the Board.

Michael J. Shawd, a director since April 22, 2013, is the owner of the Goddard-Shawd Insurance Agency of Barlow, Ohio. The independent insurance agency serves the local market in Washington County and adjoining counties. Mr. Shawd worked as a loan review officer for Bank One N.A., loan reviewer for J.S. Barefoot & Associates and as a bank examiner for the State of Ohio Division of Banks. He has a B.S./B.A. from The Ohio State University. Mr. Shawd’s experience in bank loan review and as a banking examiner provide critical banking oversight and compliance experience to the Board.

Daniel J. Stohs, a director since May 28, 2013, is a self-employed attorney and former accountant in the Logan area. He also is a managing member of Rempel Partner, LLC (operator of Midwest Glassware Outlet) and shareholder and board member of Olde Dutch Restaurant. He currently serves as a member of the City of Logan Board of Zoning Appeals. He has a B.A. of Social Sciences from The Ohio State University and is a graduate of The Ohio State University Moritz College of Law. Mr. Stohs’ long experience living and working in the area along with his professional expertise as a lawyer provide the Board with oversight skills, knowledge of the region and business experience.

Jerry Don Johnson, a director since November 25, 2013, is a retired local business owner of Fancy Plants landscaping from 1985 – 2010. He is currently a landscape designer and consultant for Southern Pines Nursery and manages his family farm. He has served on several local boards and clubs including the Hocking County Children Services, Logan-Hocking School District Advisory, Hocking Valley Community Hospital Foundation, Hocking County Community Improvement Corporation and Logan-Hocking Chamber of Commerce.

Donald P. Wood, a director since November 1, 2012, has owned and operated his own business for 28 years. He is the chair and CEO of Don Wood, Inc., automobile businesses in the Logan and Athens areas. His 16 years of banking experience includes serving as the district president of Bank Ohio’s Cambridge/Zanesville area in 1983, before becoming lead assistant director for branch administration of Florida National Bank in 1985. He has served on a publicly-traded bank board for the past 10 years. Mr. Wood is a University of Rio Grande board member, past board chair and past president. He also served as the president of the Hocking College Foundation Board. He joined Citizens as Board of Directors Chairman, President and CEO in 2012. He has an advanced degree in banking from the American Institute of Banking. Mr. Wood received an honorary Masters Degree and honorary Doctorate from the University of Rio Grande. Mr. Wood’s experience as a senior level banking officer, a successful entrepreneur and a leader in various roles in regional institutions provides valuable banking and leadership knowledge for the Board.

Robert L. Lilley, a director since June 24, 2013, has had a private law practice in Logan since 1973. He has served as an assistant attorney general for the Ohio Attorney General’s Office, acting municipal court judge, the City of Logan law director and is an Army veteran. Mr. Lilley is a member of the Logan-Hocking Board of Health, Logan Rotary Club and member of the Brighten Your Future Foundation board. He is a graduate of The Ohio State University Moritz College of Law and has a B.F.A. from Ohio University. Mr. Lilley’s professional expertise and long term active involvement in the community are valuable assets to the Board.

Robert Carl Wolfinger, Jr., a director since November 25, 2013, is the treasurer of the City of Lancaster and served as senior vice president of National City Bank, where he was employed for 36 years. He received his bachelor’s degree from Ohio University and is a banking school graduate of Rutgers University. He has served on several boards in the Fairfield County area, including Lancaster Festival, Inc., Fairfield County Economic Development Committee, Lancaster Port Authority, Fairfield Medical Center and Lancaster-Fairfield Chamber of Commerce.

There are no family relationships among any of the directors, nominees for election as directors, and executive officers of the Company. The nine nominees receiving the greatest number of votes will be elected to the Board of Directors.

Compensation of Directors

Meetings of the Board of the Company and the Board of the Bank are held regularly each month. The directors of the Bank are paid $12,000 per year in cash for their service as directors. Directors of the Company are not compensated. Directors are not paid additional fees for committee participation or special assignments.

The following table sets forth for the year ended 2013 certain information as to the total compensation we paid to the Company’s directors other than Mr. Wood. Compensation paid to Mr. Wood for his services as a director is included in “Executive Compensation — Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)	Total ($)
Jerry Don Johnson	2,000	2,000
Billy Jo King	2,000	2,000
Robert Lilley	9,000	9,000
William J. Mauck	9,000	9,000
Michael Shawd	9,000	9,000
Daniel Stohs	9,000	9,000
Robert Carl Wolfinger, Jr.	2,000	2,000
Corby Leach	2,000	2,000
Larry Willard(1)	6,000	6,000
Richard Johnson(1)	3,000	3,000
Ron Rutter(1)	3,000	3,000
Steve Harden(1)	6,000	6,000
Tom Kokensparger(1)	5,000	5,000
David Wilhem(1)	3,000	3,000

(1)	Messrs. Willard, Johnson, Rutter, Harden, Kokensparger and Wilhelm’s service on the Board of Directors ended in 2013.

Executive Officers

The following information is supplied for certain of Bancorp's and Citizens Bank's current executive officers.

Name and Age	Position with Bank	Position with Company	Executive Officer Since
Ronald R. Reed (67)	President & CEO	President & CEO	2013
James V. Livesay (61)	Chief Financial and Accounting Officer	Chief Financial Officer	2013
Michael Knuchel (44)	Chief Lending Officer		2013

Ronald R. Reed has served as the President and Chief Executive Officer of Citizens and the Bank since March 2013. Mr. Reed previously was employed as the President and CEO of Century Bank and Trust in Coldwater, Michigan from January 2010 to December 2012, as Chief Lending Officer at Monarch Bank and Trust in Coldwater, Michigan, as President and CEO of Lakeside Community Bank in Sterling Heights, Michigan from February 2009 to August 2010 and as President & CEO of Community Central Bank in Mt. Clemens, Michigan from September 2000 to July 2007. Mr. Reed earned a Bachelor of Business Administration degree from Oakland University and a Masters of Business Administration degree from the University of Michigan.

James V. Livesay was appointed Chief Financial and Accounting Officer of the Bank in September 2013 and Chief Financial Officer of the Company in November 2013. Prior to joining the Bank, Mr. Livesay previously was Controller at United Midwest Savings Bank near Columbus, Ohio for a period of nearly nine years. Previous assignments included Manager of Investment Operations at Fifth Third Bank in Cincinnati, Ohio from January 2002 to April 2003 and Vice President and Manager of Finance and Accounting of the Treasury Division at Huntington Banks in Columbus, Ohio from 1987 to January 2002. A CPA, Mr. Livesay earned a Bachelor of Mechanical Engineering at The Ohio State University and a Masters degree in Finance and Accounting at the University of Chicago.

Michael Knuchel was appointed Chief Lending Officer of the Bank in September 2013. Prior to joining the Bank, Mr. Knuchel was Vice President and Chief Lending Officer at Commodore Bank in Somerset, Ohio from September 2010 to August 2013. Previous employment included Managing Officer/CEO of Woodsfield Savings Bank in Woodsfield, Ohio from December 1998 to September 2010. Mr. Knuchel earned a Bachelor of Business Administration degree and Masters of Business Administration degree from Ohio University.

Compensation of Executive Officers

Compensation of Employees.  The named executive officers were compensated by the Bank for their positions as officers of the Bank. Officers and employees of the Bank are compensated based on a number of merit-based factors. Our executive officers also received other benefits, such as reimbursement of certain fees and expenses. We do not maintain any equity based compensation plans.

Base Salary.  Base salary represents the primary component of annual compensation paid to the Bank’s executive officers. When recommending an executive officer’s salary within the pay range established by peer group comparison data, the Compensation and Nominating Committee primarily considers the executive officer’s job performance and contribution to the objectives of the Company. These factors are determined in the subjective judgment of the Compensation and Nominating Committee for the Chief Executive Officer and with the benefit of performance reviews and salary recommendations by the Chief Executive Officer for other executive officers of the Company and the Bank. In addition, the Compensation and Nominating Committee also considers local and national economic conditions and future business prospects of the Bank in setting base salary levels.

Discretionary Bonuses.  The Bank occasionally awards discretionary cash bonuses to its executive officers to attract new executive officers, to reward exceptional job performance, or to address special circumstances. Discretionary bonuses are awarded on a limited basis and are not contemplated or anticipated when setting annual compensation for the Bank’s executive officers.

Compensation Pursuant to Employee Benefit Plans.  We maintain a 401(k) plan that matches 50% of the first 4% contributed. We also maintain health, life and accidental death & dismemberment insurance as well as long term disability insurance. Further, the Company has purchased life insurance policies on certain key executives. The Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Employment Agreement.  The Bank entered into an employment agreement with Mr. John Demmler in February 2011 to serve as the Bank’s Senior Vice President and Chief Risk Administration and Lending Officer. The employment agreement terminated on February 12, 2013 when Mr. Demmler’s employment ended.

The employment agreement provided for an annual base salary of $130,000, subject to review and modification by the Bank. The employment agreement also provided for a $7,000 signing bonus, subject to a pro rata clawback if Mr. Demmler ended his employment within one year of the agreement. In addition, the agreement provided other benefits and privileges including, but not limited to, health insurance, disability insurance, vacation, sick leave and retirement savings plan.

Mr. Demmler’s employment agreement contained a severance provision upon termination without cause in which he is entitled to receive a payment amount equal to the six months period following the date of termination in accordance with the standard payroll policies of the Bank. In addition, Mr. Demmler’s employment agreement contained a severance provision upon termination or resignation following a material change of ownership of the Bank.

The employment agreement contained provisions restricting Mr. Demmler’s right to solicit the Bank’s employees during Mr. Demmler’s employment for a period of one year following termination, unless permission is obtained from the Bank upon written consent. In addition, following termination, the employment agreement contained provisions requiring Mr. Demmler to return all material documents, data and software to the Bank and to keep all confidential information obtained throughout his employment in the strictest confidence.

Pension Plan.  The Company offered a defined benefit retirement plan to eligible personnel employed prior to December 2009, when the plan was frozen for both new participants and the accrual of additional benefits. As of December 31, 2013, 29 current and former employees are due benefits from the plan with a projected liability of $1.2 million and required additional funding of $528,730. Management believes that a plan has been put in place to ensure the pension plan is fully funded over the next ten years.

Consulting Agreements

The Company and Donald P. Wood entered into a consulting agreement dated May 1, 2013. The consulting agreement provided that Mr. Wood would assist with our stock offering by providing advice in the preparation of our Registration Statement (No. 333-191004) on Form S-1, identifying and meeting with potential investors, and ensuring all investor questions were answered. Mr. Wood received $10,000 per month and was reimbursed for all reasonable expenses incurred until the consulting agreement was concluded on January 31, 2014.

The Company and Ronald R. Reed entered into a consulting agreement dated January 28, 2013. Mr. Reed received $3,365 per week plus $500 a month as a vehicle allowance. The consulting agreement provided that Mr. Reed would advise both the Company and Bank’s Board of Directors on various banking industry matters. The contract terminated on March 18, 2013 when Mr. Reed began his position as President and CEO of the Company and the Bank.

Compensation Committee Interlocks and Insider Participation

There were no Compensation Committee interlocks or insider participation during 2013.

Tax Considerations

Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), a limitation is placed on the tax deductibility of executive compensation paid by publicly-held corporations for individual compensation to certain executive officers in excess of $1,000,000 in any taxable year. No executive officer of the Company received compensation during the Company’s 2013 fiscal year that would be non-deductible under Section 162(m).

Summary Compensation Table

The following table summarizes compensation for the chief executive officer and two most highly compensated executive officers for the fiscal year ended December 31, 2013 and 2012 (the “named executive officers”).

Name & Principal Position	Year	Salary ($)		Bonus ($)	All Other Compensation ($)		Total ($)
Ronald R. Reed President & Chief Executive Officer	2013	135,735		0	24,805	(1)	160,540
	2012	0		0	0		0
Brian Starner President & Chief Executive Officer(2)	2013	0		0	0		0
	2012	141,467		0	32,790	(3)	174,257
Don Wood Chairman, Interim President & Chief Executive Officer	2013	47,053	(4)	0	92,000	(5)	139,053
	2012	6,154	(4)	0	3,000	(6)	9,154
James V. Livesay Chief Financial and Accounting Officer	2013	29,617		0	0		29,617
	2012	0		0	0		0
Michael Knuchel Chief Lending Officer	2013	31,058		0	0		31,058
	2012	0		0	0		0
John Demmler Executive Vice President/Chief Financial Officer & Chief Operating Officer(7)	2013	115,055		0	0		115,055
	2012	129,042		0	8,060		137,102
John Hock Senior Vice President(8)	2013	35,821		0	0		35,821
	2012	125,000		0	1,442		126,442

Other Compensation Table

Name	Year	401(k) Match ($)	Auto Allowance/Use of Company Owned Vehicle ($)	Board Fees ($)	Total ($)
Ronald R. Reed President & Chief Executive Officer	2013	0	1,250		1,250
	2012	0	0		0
Don Wood President & Chief Executive Officer	2013	0	0	12,000	12,000
	2012	0	0	3,000	3,000
James V. Livesay Chief Financial and Accounting Officer	2013	0	0		0
	2012		0		0
Michael Knuchel Chief Lending Officer	2013	0	0		0
	2012	0	0		0
Brian Starner President & Chief Executive Officer	2013	0	0		0
	2012	2,378	18,412	12,000	32,790
John Demmler Executive Vice President/Chief Financial Officer & Chief Operating Officer	2013	0	0		0
	2012	2,581	5,479		8,060
John Hock Senior Vice President	2013	0	0		0
	2012	1,442	0		1,442

(1)	Mr. Reed was paid $24,805 for his services as a consultant, as described above, prior to his appointment as President & CEO.
(2)	Mr. Starner’s employment ended on September 17, 2012.
(3)	Includes $12,000 of Board fees earned during the year ended December 31, 2012.
(4)	Payments made in connection with Mr. Wood’s service as interim President and CEO beginning in November 2012 after Mr. Starner’s resignation until the hiring of Mr. Reed in March 2013.
(5)	Includes $12,000 in Board fees earned and $80,000 for his services as consultant during the year ended December 31, 2013, as described above.
(6)	Includes $3,000 in Board fees earned during the year ended December 31, 2012.
(7)	Mr. Demmler’s employment ended on February 12, 2013.
(8)	Mr. Hock’s employment ended on March 25, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common shares by: (1) each of our directors, (2) each of our named executive officers, (3) all the directors and executive officers of the Company as a group as of March 14, 2014, and (4) each person, group or entity known to us to own beneficially more than 5% of our outstanding common shares.

Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power and options that are currently exercisable or exercisable within 60 days. The ownership information of each director and officer, as the case may be, is based upon our records with respect to beneficial ownership. Except as otherwise indicated in the footnotes to this table, we believe that the beneficial owners of common shares listed below have sole investment and voting power with respect to their shares.

The table lists applicable percentage ownership based on 556,733 common shares outstanding as of March 14, 2014. Unless otherwise noted, the address for each shareholder listed below is the same as our address.

Name of Beneficial Owner	Number of Shares		Percent of Class
Donald P. Wood	10,007		1.80%
Jerry Don Johnson	6,500	(1)	1.17%
Billy Jo King	3,000	(2)	*
Michael Knuchel	575	(3)	*
Corby Leach	6,507	(4)	1.17%
Robert Lilley	5,500	(5)	1.00%
James V. Livesay	250		*
William J. Mauck	2,001	(6)	*
Ronald R. Reed	1,000	(7)	*
Michael Shawd	1,966	(8)	*
Daniel Stohs	7,001	(9)	1.26%
Robert Carl Wolfinger, Jr.	2,000		*
All current directors and executive officers as a group (13 persons)	47,227		8.48%
Alan Stockmeister 213 Redondo Drive Jackson, Ohio 45640	28,968		5.20%

*	Less than 1% of the outstanding shares.
(1)	All 6,500 shares are jointly held by Mr. Johnson and his spouse.
(2)	Includes 750 shares held by Mr. King directly, 750 shares held by his daughter and 1,500 shares held by his grandchildren.
(3)	All 575 shares are jointly held by Mr. Knuchel and his spouse.
(4)	Includes 10 shares jointly held by Mr. Leach and his spouse, 4,873 shares allocated to Mr. Leach’s Roth IRA and 1,624 shares allocated to his spouse’s Roth IRA.
(5)	Includes 4,250 shares held by Mr. Lilley directly and 1,250 shares held by his spouse.
(6)	Includes 1 share owned by Mr. Mauck directly and 2000 shares held jointly by Mr. Mauck and his spouse.
(7)	Includes 1,000 shares allocated to Mr. Reed’s Traditional IRA.
(8)	Includes 1 share held by Mr. Shawd directly and 1,965 allocated to his Traditional IRA.
(9)	Includes 1 share held by Mr. Stohs directly and 7,000 allocated to his Traditional IRA.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of material U.S. federal income tax consequences relating to the receipt and exercise (or expiration) of the subscription rights acquired through the rights offering, the exercise of the over-subscription privilege, the receipt and exercise (or expiration) of warrants to purchase additional common shares received upon exercise of the subscription rights or, if applicable, the over-subscription privilege, and the ownership and disposition of common shares received upon exercise of the subscription rights, warrants or, if applicable, the over-subscription privilege.

This summary deals only with subscription rights, the over-subscription privilege and warrants held by a U.S. Holder (as defined below) and common shares that are held as capital assets by a U.S. Holder who is issued the common shares upon exercise of the subscription rights, warrants or, if applicable, the over-subscription privilege. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such U.S. Holders in light of their personal circumstances. This discussion also does not address tax consequences to U.S. Holders that may be subject to special tax rules, including, without limitation, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, employee stock purchase plans, partnerships and other pass-through entities, persons holding common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, persons that acquired common shares in connection with employment or other performance of services, U.S. Holders that have a functional currency other than the U.S. dollar, U.S. expatriates and foreign holders. In addition, the discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or any U.S. federal tax considerations other than income taxation (such as Medicare contribution taxation or estate or gift taxation). Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder, as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively. The Company has not sought, and will not seek, any rulings from the Internal Revenue Service (the “IRS”) regarding the matters discussed below. There can be no assurance that the IRS or a court will not take positions concerning the tax consequences of the receipt and exercise (or expiration) of the subscription rights acquired through the rights offering, the exercise of the over-subscription privilege, the receipt and exercise (or expiration) of warrants received upon exercise of the subscription rights or, if applicable, the over-subscription privilege, and the ownership and disposition of common shares received upon exercise of the subscription rights, warrants or, if applicable, the over-subscription privilege that are different from those discussed below.

As used herein, a “U.S. Holder” means a beneficial owner of subscription rights, the over-subscription privilege, warrants or common shares that is for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (a) the administration of which is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have authority to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes is a beneficial owner of subscription rights, the over-subscription privilege, warrants or common shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. U.S. Holders that are partnerships (and partners in such partnerships) are urged to consult their own tax advisors.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES UNDER FEDERAL ESTATE AND GIFT TAX LAWS, FOREIGN, STATE, AND LOCAL LAWS AND TAX TREATIES OF RECEIVING, OWNING AND EXERCISING SUBSCRIPTION RIGHTS, WARRANTS AND THE OVER-SUBSCRIPTION PRIVILEGE AND ACQUIRING, HOLDING AND DISPOSING OF COMMON SHARES.

Taxation of Subscription Rights

Receipt of Subscription Rights.  Your receipt of subscription rights pursuant to the rights offering should be treated as a nontaxable distribution with respect to your existing common shares for U.S. federal income tax purposes. Under Section 305 of the Code, a shareholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the fair market value of such right. The application of this rule is very complex and subject to uncertainty. However, we believe that pursuant to Section 305 of the Code and the Treasury regulations promulgated thereunder, the receipt of subscription rights should generally not be taxable to a shareholder. Consequently, the discussion below assumes that the receipt of subscription rights will be treated as a nontaxable distribution.

Tax Basis in Subscription Rights.  If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your existing common shares on the date you receive the subscription rights, the subscription rights will be allocated a zero basis for U.S. federal income tax purposes, unless you elect to allocate your basis in your existing common shares between your existing common shares and the subscription rights in proportion to the relative fair market values of the existing common shares and the subscription rights determined on the date of receipt of the subscription rights. If you choose to allocate basis between your existing common shares and the subscription rights, you must make this election on a statement included with your timely filed tax return (including extensions) for the taxable year in which you receive the subscription rights. Such an election is irrevocable.

However, if the fair market value of the subscription rights you receive is 15% or more of the fair market value of your existing common shares on the date you receive the subscription rights, then you must allocate your basis in your existing common shares between your existing common shares and the subscription rights you receive in proportion to their fair market values determined on the date you receive the subscription rights.

If you allocate your basis in your existing common shares between your existing common shares and the subscription rights, the basis allocated to the subscription rights must be apportioned between the right to receive common shares and the right to receive warrants in proportion to their fair market values determined on the date you receive the subscription rights.

The fair market value of the subscription rights on the date that the subscription rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common shares on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Exercise of Subscription Rights.  Generally, you will not recognize gain or loss on the exercise of a subscription right in the rights offering.

Your tax basis in the common shares and warrants acquired through exercise of a subscription right will equal the sum of (1) the subscription price and (2) your tax basis, if any, in the subscription right (determined as described above). The subscription price must be allocated between the common shares and warrants acquired in proportion to their relative fair market values on the exercise date. The basis of the common shares will be the sum of that portion of the subscription price allocable to the common shares, plus the portion, if any, of the basis of the subscription rights allocable to the right to receive common shares. The basis of the warrants will be the sum of that portion of the subscription price allocable to the warrants, plus the portion, if any, of the basis of the subscription rights allocable to the right to receive warrants.

The holding period of a common share or warrant acquired through exercise of a subscription right will begin on the date of exercise.

If you exercise a subscription right received in the rights offering after disposing of the common shares with respect to which such subscription right is received, then certain aspects of the tax treatment of the exercise of the subscription right are unclear, including (1) the allocation of tax basis between the common shares previously sold and the subscription right, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the common shares previously sold, and (3) the impact of such allocation on the tax basis of common shares and warrants acquired through exercise of the subscription right. If you exercise a subscription right received in the rights offering after disposing of the common shares with respect to which the subscription right is received, you should consult with your tax advisor.

Exercise of Over-Subscription Privilege.  Generally, you will not recognize gain or loss upon exercise of the over-subscription privilege. Your tax basis in the common shares and warrants acquired upon exercise of the over-subscription privilege generally will be equal to the subscription price. The subscription price must be allocated between the common shares and warrants acquired in proportion to their relative fair market values on the exercise date. The holding period of a common share or warrant acquired upon exercise of the over-subscription privilege will begin on the date of exercise.

Expiration of Subscription Rights.  If you allow subscription rights received in the rights offering to expire, you should not recognize any gain or loss for U.S. federal income tax purposes, and you should re-allocate any portion of the tax basis in your existing common shares previously allocated to the subscription rights that have expired to the existing common shares.

If you allow subscription rights received in the rights offering to expire after disposing of the common shares with respect to which such subscription rights are received, then certain aspects of the tax treatment of the expiration of the subscription rights are unclear, including (1) the allocation of tax basis between the common shares previously sold and the subscription rights, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the common shares previously sold, and (3) the impact of such allocation on the amount and timing of gain or loss recognized upon the expiration of the subscription rights. If you allow subscription rights received in the rights offering to expire after disposing of the common shares with respect to which the subscription right is received, you should consult with your tax advisor.

Taxation of Common Shares

Distributions.  Distributions with respect to common shares acquired upon exercise of subscription rights, warrants or the over-subscription privilege will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in such common shares and thereafter as capital gain.

Dispositions.  If you sell or otherwise dispose of common shares acquired upon exercise of subscription rights, warrants or the over-subscription privilege, you will generally recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the common shares. Such capital gain or loss will be long-term capital gain or loss if your holding period for the common shares is more than one year. Long-term capital gain of an individual is generally taxed at favorable rates. The deductibility of capital losses is subject to limitations.

Legislation Affecting Taxation of Common Shares Held By or Through Foreign Entities.  Recently enacted legislation (“FATCA legislation”) may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common shares paid to a foreign financial institution (whether as beneficial owner or intermediary) unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity (whether as beneficial owner or intermediary) unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner.

Treasury Regulations and IRS guidance provide that the withholding of 30% described in the preceding paragraph will not apply to dividends on our common shares until after June 30, 2014, and will not apply to gross proceeds from the sale or other disposition of our common shares until after December 31, 2016.

If any withholding under FATCA legislation is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld in excess of otherwise applicable withholding tax by filing a U.S. federal income tax return, which may entail significant administrative burden. A beneficial owner that is a foreign financial institution, but not a “participating foreign financial institution” (as defined under FATCA legislation) will be able to obtain a refund only to the extent an applicable income tax treaty with the United States entitles such beneficial owner to an exemption from, or reduced rate of, tax on the payment that was subject to withholding under FATCA legislation. Prospective investors should consult their tax advisors regarding this legislation.

Taxation of Warrants

You generally will not recognize gain or loss upon exercise of a warrant to acquire common shares. Your tax basis of the common shares received upon exercise of a warrant for cash generally will equal the tax basis of the warrant, increased by the amount paid upon exercise of the warrant.

Your holding period of common shares received upon exercise of a warrant will begin on the date the warrant is exercised.

In the event a warrant lapses unexercised, you will recognize a capital loss in an amount equal to the adjusted tax basis of the warrant. Such capital loss will be long-term if your holding period of such warrant was more than one year at the time of lapse. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of our common shares acquired through the exercise of subscription rights, warrants or, if applicable, the over-subscription privilege. Backup withholding may apply under certain circumstances if you (1) fail to furnish your social security or other taxpayer identification number (“TIN”), (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct, that you are not subject to backup withholding and that you are a U.S. person. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. You are urged to consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF RECEIVING, OWNING AND EXERCISING SUBSCRIPTION RIGHTS, WARRANTS AND THE OVER-SUBSCRIPTION PRIVILEGE AND ACQUIRING, HOLDING AND DISPOSING OF COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of the common shares issuable upon exercise of the rights and offered by this prospectus will be passed upon for us by Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio.

EXPERTS

Our consolidated balance sheets as of December 31, 2012 and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended appearing in this prospectus have been audited by Dixon, Davis & Bagent LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. Our consolidated balance sheets as of December 31, 2013 and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended appearing in this prospectus have been audited by Suttle & Stalnaker, PLLC, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to certain of the information requirements of the Exchange Act, which means that we are required to file annual, quarterly and current reports and other information with the SEC, all of which are available at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements and other information from the Public Reference Room of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy information and registration statements, and other information regarding us that we file electronically with the SEC. In addition, we make available, without charge, through our website, www.tcbol.com, electronic copies of our filings with the SEC, including copies of Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in our website.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC.

The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules. The documents we incorporate by reference, all of which we have previously filed with the SEC, include:

•	Our Annual Report on Form 10-K for the year ended December 31, 2013;
•	Our Current Reports on Form 8-K filed on January 31, 2014 and March 11, 2014; and
•	All other reports filed with the SEC under Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed under Section 14 of the Exchange Act since December 31, 2013 and before the date of this Registration Statement.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Ron Reed, President
Citizens Independent Bancorp, Inc.
188 West Main Street
Logan, Ohio 43138

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses payable by us in connection with the sale of the securities being registered hereunder, all of which will be borne by us. All amounts shown are estimates except for the SEC registration fee.

Subscription and information agent fees and expenses	$25,000
Legal fees and expenses	$75,000
Accounting fees and expenses	$40,000
Printing costs and mailing	$2,500
Other miscellaneous expenses	$8,500
Total	$151,000

Item 14. Indemnification of Directors and Officers.

(a) Ohio General Corporation Law

Section 1701.13(E) of the Ohio Revised Code grants corporations broad powers to indemnify directors, officers, employees and agents. Section 1701.13(E) provides:

(E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

(4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

(a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

(b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

(c) By the shareholders;

(d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5)(a) Unless at the time of a director’s act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney’s fees, incurred by a director in defending the action, suit or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

(i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b) Expenses, including attorney’s fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

(6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from, or maintained with, a person in which the corporation has a financial interest.

(8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5),(6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5),(6) or (7).

(9) As used in division (E) of this section, “corporation” includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

(b) Amended and Restated Code of Regulations of Citizens Independent Bancorp, Inc.

Article Five of the Company’s Amended and Restated Code of Regulations provides that Bancorp will indemnify any officer or director who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of Bancorp if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. A director or officer will be indemnified with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful.

Article Five also provides that the Company may purchase and maintain insurance or furnish similar protection, on behalf of any director or officer of the Company against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the obligation or the power to indemnify him against such liability.

Item 15. Recent Sales of Unregistered Securities.

On November 30, 2012, pursuant to a subscription agreement, the Bancorp entered into an agreement to sell common shares to one accredited investor for $500,000, or $17.26 per share. The shares were issued on June 30, 2013. These common shares were offered and sold by Bancorp in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 16. Exhibits.

ITEM	DESCRIPTION	DOCUMENT REFERENCE
Exhibit 1.1	Form of Subscription/Escrow Agent Agreement	(previously filed)
Exhibit 3.1	Articles of Incorporation of Citizens Independent Bancorp, Inc., as amended	(previously filed)
Exhibit 3.2	Code of Regulations of Citizens Independent Bancorp, Inc.	(previously filed)
Exhibit 4.1	Specimen Common Share Certificate of Citizens Independent Bancorp, Inc.	(previously filed)
Exhibit 4.2	Form of Warrant Certificate	(previously filed)
Exhibit 4.3	Form of Rights Certificate	(previously filed)
Exhibit 5	Opinion of Vorys, Sater, Seymour and Pease LLP	(previously filed)
Exhibit 10.1	2012 Consent Order	(previously filed)
Exhibit 10.2	Consulting Agreement with Donald P. Wood	(previously filed)
Exhibit 10.3	Management Employment Agreement	(previously filed)
Exhibit 21	Subsidiaries of Bancorp	(previously filed)
Exhibit 23.1	Consent of Dixon, Davis Bagent & Company	filed herewith
Exhibit 23.2	Consent of Suttle & Stalnaker, PLLC	filed herewith
Exhibit 23.3	Consent of Vorys, Sater, Seymour and Pease LLP (included in Exhibit 5)	(previously filed)
Exhibit 24	Power of Attorney	(previously filed)
Exhibit 99.1	Form of Instructions as to Use of Subscription Rights Certificate	(previously filed)
Exhibit 99.2	Form of Letter to Shareholders who are Record Holders	(previously filed)
Exhibit 99.3	Form of Letter to Nominee Holders whose Clients are Beneficial Holders	(previously filed)
Exhibit 99.4	Form of Letter to Clients of Nominee Holders	(previously filed)
Exhibit 99.5	Form of Beneficial Owner Election Form	(previously filed)
Exhibit 99.6	Form of Nominee Holder Certification	(previously filed)
Exhibit 99.7	Form of Notice of Important Tax Information	(previously filed)
Exhibit 99.8	Form of Cover Letter to Shareholders	(previously filed)

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(7)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(8)	To supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Logan, State of Ohio, on April 4, 2014.

Citizens Independent Bancorp, Inc.

By	/s/ Ronald R. Reed Ronald R. Reed, President and CEO

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By	/s/ Donald P. Wood Donald P. Wood, Chairman of the Board

Date: April 4, 2014

By	/s/ Robert Lilley Robert Lilley, Director

Date: April 4, 2014

By	/s/ Michael Shawd Michael Shawd, Director

Date: April 4, 2014

By	Jerry Don Johnson, Director

Date: April 4, 2014

By	Billy Jo King, Director

Date: April 4, 2014

By	/s/ William J. Mauck William J. Mauck, Director

Date: April 4, 2014

By	/s/ Daniel Stohs Daniel Stohs, Director

Date: April 4, 2014

By	/s/ James V. Livesay James V. Livesay, Chief Financial Officer

Date: April 4, 2014

By	Corby Leach, Director

Date: April 4, 2014

By	Robert Carl Wolfinger, Jr., Director

Date: April 4, 2014

*	The above-named directors of the Company sign this registration statement by Donald P. Wood, their attorney-in-fact, pursuant to the Power of Attorney signed by each of the above-named directors, which Power of Attorney was previously filed with the Registration Statement on Form S-1 all in the capacities indicated and on July 26, 2013.

By: /s/ Donald P. Wood Donald P. Wood, Attorney-in-Fact